Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period


             Beginning January 1, 2001 and Ending December 31, 2001
                       --------------            -----------------
                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)


                           SUBSIDIARY SERVICE COMPANY
                           ("Mutual" or "Subsidiary")


 Date of Incorporation April 21, 1949
                       -------------
 If not Incorporated, Date of Organization


 State or Sovereign Power Under Which Incorporated or Organized State of Alabama


 Location of Principal Executive Offices of Reporting Company
                                    241 Ralph McGill Blvd., NE
                                    Atlanta, Georgia  30308-3374

 Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                       Senior Vice              241 Ralph McGill Blvd., NE
 W. Dean Hudson        Pres., Comptroller       Atlanta, Georgia  30308-3374
          (Name)       and Chief                (Address)
                       Financial Officer
                          (Title)

 Name of Principal Holding Company Whose Subsidiaries are served by Reporting
 Company:


                              THE SOUTHERN COMPANY

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

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



                                                                             2

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
      ---------------------------------------------


                                                                Schedule or                Page
      Description of Schedules and Accounts                    Account Number             Number
      --------------------------------------                   --------------             ------


         COMPARATIVE BALANCE SHEET                               Schedule I               4
         -------------------------

            SERVICE COMPANY PROPERTY                             Schedule II              5

            ACCUMULATED PROVISION FOR DEPRECIATION
               AND AMORTIZATION OF SERVICE COMPANY
                    PROPERTY                                     Schedule III             6

            INVESTMENTS                                          Schedule IV              7

            ACCOUNTS RECEIVABLE FROM ASSOCIATE
               COMPANIES                                         Schedule V               8

            FUEL STOCK EXPENSES UNDISTRIBUTED                    Schedule VI              9

            STORES EXPENSE UNDISTRIBUTED                         Schedule VII             10

            MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS                                            Schedule VIII            11

            MISCELLANEOUS DEFERRED DEBITS                        Schedule IX              12

            RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES                                      Schedule X               13

            PROPRIETARY CAPITAL                                  Schedule XI              14

            LONG-TERM DEBT                                       Schedule XII             15

            CURRENT AND ACCRUED LIABILITIES                      Schedule XIII            16

            NOTES TO FINANCIAL STATEMENTS                        Schedule XIV             17

         COMPARATIVE INCOME STATEMENT                            Schedule XV              18
         ----------------------------

            ANALYSIS OF BILLING - ASSOCIATE
              COMPANIES                                          Account 457              19

            ANALYSIS OF BILLING - NONASSOCIATE
               COMPANIES                                         Account 458              20

            ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
               AND NONASSOCIATE COMPANIES                        Schedule XVI             21


                                                                            3
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS  (Continued)
      ----------------------------------------------


                                                      Schedule or         Page
      Description of Schedules and Accounts           Account Number     Number
      --------------------------------------          --------------     ------


       SCHEDULE OF EXPENSE BY DEPARTMENT OR
          SERVICE FUNCTION                        Schedule XVII            22

       DEPARTMENTAL ANALYSIS OF SALARIES          Account 920              23

       OUTSIDE SERVICES EMPLOYED                  Account 923              24

       EMPLOYEE PENSIONS AND BENEFITS             Account 926              25

       GENERAL ADVERTISING EXPENSES               Account 930.1            26

       MISCELLANEOUS GENERAL EXPENSES             Account 930.2            27

       RENTS   Account 931                        28

       TAXES OTHER THAN INCOME TAXES              Account 408              29

       DONATIONS                                  Account 426.1            30

       OTHER DEDUCTIONS                           Account 426.5            31

       NOTES TO STATEMENT OF INCOME               Schedule XVIII           32

       ORGANIZATION CHART                                                  33

       METHODS OF ALLOCATION                                               34

       ANNUAL STATEMENT OF COMPENSATION FOR USE

          OF CAPITAL BILLED                                                35

                                                                                                          4

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                             (Thousands of Dollars)
                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                     --------------------------------------

Give balance sheet of the Company as of December 31 of the current and prior year.

    ACCOUNT         ASSETS AND OTHER DEBITS                                               AS OF DECEMBER 31
    -------         -----------------------                                        -----------------------------
                                                                                    CURRENT                PRIOR
                                                                                    --------               -----
                SERVICE COMPANY PROPERTY
                ------------------------
      101           Service Company Property (Schedule II)                        251,202               243,481
      107           Construction work in progress (Schedule II)                     2,152                 6,451
                                                                               ----------              --------
                                   Total Property                                 253,354               249,932
                                                                               ----------              --------
      108           Less accumulated provision for depreciation
                      and amortization of service company
                      property (Schedule III)                                     131,362               131,131
                                                                                ---------              --------
                                   Net Service Company Property                   121,992               118,801
                                                                                ---------              --------

                INVESTMENTS
                -----------
      123           Investments in associate companies (Schedule IV)                    -                     -
      124           Other investments (Schedule IV)                                 5,672                 4,034
                                                                               ----------              --------
                                   Total Investments                                5,672                 4,034
                                                                               ----------              --------

                CURRENT AND ACCRUED ASSETS
                --------------------------
      131           Cash                                                               -                     -
      134           Special deposits                                                   -                     -
      135           Working funds                                                       1                    22
      136           Temporary cash investments (Schedule IV)                       95,500                32,050
      141           Notes Receivable                                                    -                     2
      143           Accounts receivable                                            75,033                52,355
      146           Accounts receivable from associate
                      companies (Schedule V)                                      130,713               179,836
      152           Fuel stock expenses undistributed (Schedule VI)                    -                      -
      154           Materials and supplies                                          1,356                 1,406
      163           Stores expense undistributed (Schedule VII)                         -                     -
      165           Prepayments                                                    50,710                44,514
      174           Miscellaneous current and accrued assets
                      (Schedule VIII)                                                 166                   176
                                                                                ---------              --------
                                   Total Current and Accrued Assets               353,479               310,361
                                                                                ---------              --------

                DEFERRED DEBITS
                ---------------
      181           Unamortized debt expense                                          254                   286
      184           Clearing accounts                                                  44                    45
      186           Miscellaneous deferred debits (Schedule IX)                    16,783                11,602
      188           Research, development, or demonstration
                      expenditures (Schedule X)                                         -                     -
      190           Accumulated deferred income taxes                                   -                     -
                                                                                ---------              --------
                                    Total Deferred Debits                          17,081                11,933
                                                                                ----------             ---------

                                   TOTAL ASSETS AND OTHER DEBITS                  498,224               445,129
                                                                                =========              =========


                                                                        4A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                             (Thousands of Dollars)
                     SCHEDULE I - COMPARATIVE BALANCE SHEET



    ACCOUNT         LIABILITIES AND PROPRIETARY CAPITAL                          AS OF DECEMBER 31
    -------         ------------------------------------                         -----------------
                                                                           CURRENT                PRIOR
                                                                           --------               -----
                PROPRIETARY CAPITAL
                -------------------
      201           Common stock issued (Schedule XI)                               725                   725
      211           Miscellaneous paid-in-capital (Schedule XI)                     150                   150
      215           Appropriated retained earnings (Schedule XI)                      -                     -
      216           Unappropriated retained earnings (Schedule XI)                    -                     -
                                                                                 ------                ------
                                   Total Proprietary Capital                        875                   875
                                                                                 ------                ------

                LONG-TERM DEBT
                --------------
      223           Advances from associate companies (Schedule XII)                  -                     -
      224           Other long-term debt (Schedule XII)                          44,543                52,697
      225           Unamortized premium on long-term debt                             -                     -
      226           Unamortized discount on long-term debt - debit                    -                     -
                                                                               --------               -------
                                   Total Long-Term Debt                          44,543                52,697
                                                                               --------               -------

                CURRENT AND ACCRUED LIABILITIES
                -------------------------------
      231           Notes payable                                                 8,154                 8,685
      232           Accounts payable                                             67,804                85,502
      233           Notes payable to associate companies
                         (Schedule XIII)                                             -                     -
      234           Accounts payable to associate companies
                         (Schedule XIII)                                         67,448                50,142
      236           Taxes accrued                                                   780                 1,410
      237           Interest accrued                                                127                   127
      238           Dividends declared                                                -                     -
      241           Tax collections payable                                       2,428                 2,757
      242           Miscellaneous current and accrued liabilities
                         (Schedule XIII)                                        136,484               115,953
                                                                               --------               -------
                                   Total Current and Accrued Liabilities        283,225               264,576
                                                                               --------               -------

                DEFERRED CREDITS
                ----------------
      253           Other deferred credits                                      169,581               126,981
      255           Accumulated deferred investment tax credits                       -                     -
                                                                                -------               -------
                                   Total Deferred Credits                       169,581               126,981
                                                                               --------               -------


      282       ACCUMULATED DEFERRED INCOME TAXES                                    -                     -
                ----------------------------------
                                                                               --------               -------

                   TOTAL LIABILITIES AND PROPRIETARY CAPITAL                   498,224                445,129
                                                                               =======                =======

                                                                                                                     5



                   ANNUAL REPORT OF SOUTHERN COMPANY SERVICES
                                     -------------------------


                      For The Year Ended December 31, 2001
                                          -----------------

                             (Thousands Of Dollars)

                                   SCHEDULE II
                                   -----------


                            SERVICE COMPANY PROPERTY
                            ------------------------


                                      BALANCE AT                                                                 BALANCE AT
                                      BEGINNING                           RETIREMENTS           OTHER            CLOSE OF
                DESCRIPTION            OF YEAR          ADDITIONS          OR SALES           CHANGES 1/           YEAR
 ----------------------------------------------------------------------------------------------------------------------------------





     SERVICE COMPANY PROPERTY
     ------------------------

     Account
     -------
       301 ORGANIZATION
       303 MISCELLANEOUS
           INTANGIBLE PLANT
       304 LAND & LAND RIGHTS
       305 STRUCTURES AND
           IMPROVEMENTS                    2,103                                                                     2,103
       306 LEASEHOLD IMPROVEMENTS         15,957            1,311                (210)                18            17,076
       307 EQUIPMENT 2/                  106,312            5,951             (15,374)              (121)           96,768
       308 OFFICE FURNITURE
           AND EQUIPMENT 2/               24,191            2,176              (2,536)                19            23,850

       309 AUTOMOBILES, OTHER
           VEHICLES AND RELATED
           GARAGE EQUIPMENT 2/               817               26                 (68)                                 775
       310 AIRCRAFT AND
           AIRPORT EQUIPMENT 2/           46,959           11,052              (4,617)                 1            53,395

         311 OTHER SERVICE COMPANY
             PROPERTY 2/ 3/               47,142           12,096              (1,996)                (7)           57,235
                                       -----------------------------------------------------------------------------------
             SUB-TOTAL                   243,481           32,612             (24,801)               (90)          251,202
                                       -----------------------------------------------------------------------------------

         107 CONSTRUCTION WORK
             IN PROGRESS 4/                6,451            4,535                                 (8,834)            2,152
                                       -----------------------------------------------------------------------------------
             TOTAL                       249,932           37,147             (24,801)            (8,924)          253,354
                                       ===================================================================================


     1/  Provide an explanation of those charges considered material:

          Other changes amount of $(90) include reclasses and adjustments to prior year assets. CWIP additions include new software development project for SHIPS Upgrade $2,015 and additional charges of $2,490 for various Internet Web
          Site Projects.  Transfered completed CWIP accounts to Software asset category for $(8,834).

     (  ) Denotes red figure.


                                                                                                                5a


                           SCHEDULE II - CONTINUED                         5A
                             -----------------------
                              (Thousand of Dollars)

2/  Subaccounts are required for each class of equipment owned.

The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:





    SEC/CLASS     SUBACCOUNT DESCRIPTION                                       ADDITIONS          BALANCE AT CLOSE OF YEAR
    ---------     ----------------------                                      ---------          ------------------------
     307/02       Research & Laboratory Equip.                                     2,023                8,337
     307/04       Personal Computer Equip.                                         3,327               56,352
     307/05       Mainframe Computer Equipment                                       567               16,782
     307/11       Telephone Systems                                                                    10,419
     307/12       Communications Equipment                                            34                4,878
     308/01       Furniture & Fixtures                                             1,828               15,257
     308/09       Data Handling Equipment & Miscellaneous                            348                8,593
     309/08       Autos, Trucks & Trailers, Boats                                                         775
     310/07       Aircraft                                                        11,052               53,395
     311/10       Software                                                                             55,564
     311/13       Coal Pilot Scale Combustion Facility                                                  1,671
                                                                                --------             --------
                                                  TOTAL                           19,179              232,023
                                                                                ========              =======



3/  Describe Other Service Property:
      1. Purchased computer software and software licenses.
      2. Pulverized coal pilot scale combustion facility.

4/  Describe Construction Work In Progress:
         Construction Work In Progress ending balance of $2,151 includes
         $16 for Energy Direct remaining software development on various
         Internet Web Site Projects, $2,015 for SHIPS Upgrade and $120
         Internet Web Site Projects, $2,015 for SHIPS Upgrade and $120 for Plantview Software software development project.

                                                                                                                                6

                                     ANNUAL REPORT OF SOUTHERN COMPANY SERVICES
                                                      -------------------------
                                        For the Year Ended December 31, 2001
                                                      -----------------------
                                                (Thousands of Dollars)

                                                        SCHEDULE III
                                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                                        AMMORTIZATION OF SERVICE COMPANY PROPERTY

                                           BALANCE AT                                                     BALANCE AT
                                            BEGINNING                           RETIREMENTS    OTHER       CLOSE OF
                  DESCRIPTION                OF YEAR          ADDITIONS          OR SALES     CHANGES        YEAR
                  -----------               --------          ---------         ---------    --------       ---------

      Account
      -------

      301     ORGANIZATION                           -                -                   -         -               -
      303     MISCELLANEOUS                          -                -                   -         -               -
              INTANGIBLE PLANT
      304     LAND & LAND RIGHTS                     -                -                   -         -               -
      305     STRUCTURES AND
              IMPROVEMENTS                       1,250              105                   -         -           1,355
      306     LEASEHOLD IMPROVEMENTS             5,514            1,180                (150)        -           6,544
      307     EQUIPMENT                         74,378           10,177             (15,132)        2          69,425
      308     OFFICE FURNITURE
              AND EQUIPMENT                     15,986            1,581              (2,453)        -          15,114
      309     AUTOMOBILES, OTHER
              VEHICLES AND RELATED
              GARAGE EQUIPMENT                     670               41                 (68)        -             643
      310     AIRCRAFT AND
              AIRPORT EQUIPMENT                 10,103            1,574              (2,350)        -           9,327
      311     OTHER SERVICE COMPANY
              PROPERTY                          23,230            7,413              (1,687)       (2)         28,954
                                             -------------------------------------------------------------------------
                                TOTAL          131,131           22,071             (21,840)                  131,362
                                             =========================================================================



      (  ) Denotes red figure.

                                                                             7

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                  -----------------------------

                      For The Year Ended December 31, 2001

                             (Thousands of Dollars)

                                   SCHEDULE IV
                                   -----------

                                   INVESTMENTS
                                   -----------


Instructions:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                    BALANCE AT                BALANCE AT
                                                   BEGINNING OF                CLOSE OF
DESCRIPTION                                            YEAR                      YEAR
                                                 -------------------      -------------------


ACCOUNT 123 -  INVESTMENT IN ASSOCIATE                    -                         -
                  COMPANIES


ACCOUNT 124 -  OTHER INVESTMENTS

Rabbi Trust                                           2,633                    4,744
Employee Energy Loans                                 1,058                      784
ACE Limited - Reserve                                    69                       69
Employee Computer Loans                                 274                       75
                                                     ------                   -------

              Subtotal                                4,034                    5,672

ACCOUNT 136               TEMPORARY CASH             32,050                   95,500
                          INVESTMENTS                ------                   ------

              TOTAL                                  36,084                  101,172
                                                     ======                  =======


                                                                                                                8

                         ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                          ------------------------------

                               For the Year Ended December 31, 2001

                                       (Thousands of Dollars)

                           ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                           --------------------------------------------

INSTRUCTIONS:    Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                                                    BALANCE AT                  BALANCE AT
                                                                                     BEGINNING                     CLOSE
                  DESCRIPTION                                                        OF YEAR                      OF YEAR
                                                                                  -------------                  ----------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

              The Southern Company                                                12,292                         2,233
              Alabama Power Company                                               33,127                        38,216
              Georgia Power Company                                               81,336                        42,184
              Gulf Power Company                                                   6,982                         5,573
              Mirant                                                               3,446                         3,101
              Mississippi Power Company                                           10,527                        15,504
              Savannah Electric and Power Company                                 15,582                         4,963
              SE Finance Capital Corporation                                           -                           219
              Southern Communications Services, Inc.                               2,216                         1,427
              Southern Company Energy Marketing                                       24                            24
              Southern Company Energy Solutions, LLC                               1,105                           218
              Southern Electric Generating Company                                   783                         2,028
              Southern Electric Railroad Company                                     194                           366
              Southern Information Holding Company, Inc.                               2                             2
              Southern Management Development, Inc.                                    -                           358
              Southern Nuclear Operating Company, Inc.                            11,765                        10,979
              Southern Power Company                                                   -                         3,072
              Southern Telecom, Inc.                                                 455                           246
                                                                               ---------                      --------

                             TOTAL                                                179,836                      130,713
                                                                               ==========                    =========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                                                             TOTAL
                                                                                                              PAYMENTS
                                                                                                             ---------
              The Southern Company                                                                                 309
              Alabama Power Company                                                                            665,025
              Georgia Power Company                                                                            655,534
              Gulf Power Company                                                                                76,016
              Mirant                                                                                            42,952
              Mississippi Power Company                                                                        312,011
              Savannah Electric and Power Company                                                               98,613
              Southern Communications Services, Inc.                                                            14,343
              Southern Company Energy Marketing                                                                     28
              Southern Electric Generating Company                                                                 168
              Southern Management Development, Inc.                                                              5,821
              Southern Nuclear Operating Company, Inc.                                                         133,153
                                                                                                             ---------

The major portion of the above expenses consists of  Transmission Planning and Operations (TPO), Southern Wholesale Energy
(SWE) transactions, Southern Gas Billing (SGB) services and transactions relating to third party payroll payments, and transactions relating to Electric Power Research Institute dues.

                             TOTAL PAYMENTS                                                                  2,003,973
                                                                                                             =========


                                                                                                     9

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------

                      For the Year Ended December 31, 2001

                             (Thousands of Dollars)

                                   SCHEDULE VI
                                   -----------


                        FUEL STOCK EXPENSES UNDISTRIBUTED
                        ---------------------------------


INSTRUCTIONS:   Report the amount of labor and expenses incurred with
                respect to fuel stock expenses during the year and
                indicate amount attributable to each associate company.
                Under the section headed "Summary" listed below give an
                overall report of the fuel functions performed by the
                service company.


                DESCRIPTION                                                      LABOR         EXPENSES           TOTAL
                -----------                                                     -------       ----------          -----
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                                                       7,466          6,224            13,690

Total amount billed during current year as follows:

Associated Companies:

                       The Southern Company                                        (170)          (123)             (293)
                       Alabama Power Company                                     (2,053)        (1,742)           (3,795)
                       Georgia Power Company                                     (3,305)        (2,824)           (6,129)
                       Gulf Power Company                                          (704)          (570)           (1,274)
                       Mississippi Power Company                                   (696)          (529)           (1,225)
                       Savannah Electric and Power Company                         (255)          (177)             (432)
                       SE Finance Capital Corporation                               (26)             0               (26)
                       Southern Company Energy Solutions, LLC                        (1)            (1)               (2)
                       Southern Electric Generating Company                        (239)          (227)             (466)
                       Southern Nuclear Operating Company, Inc.                      (6)            (7)              (13)
                       Southern Power Company                                       (11)           (22)              (33)
                       Mirant                                                         0             (2)               (2)
                                                                                --------      ---------          --------

                         Subtotal                                                (7,466)        (6,224)          (13,690)

                                                                                --------      ---------          --------
                         Total                                                        0              0                0
                                                                                ========      =========          ========


SUMMARY:   Fuel services performed by the service company consist of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company.  The purchase of natural gas for the operating companies is included in the fuel services performed by the service company. Costs associated with this service are included in the above amounts: Labor - 1,227;  Expenses - 1,234;  Total - 2,461.


                                                                             10

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2001
                                -----------------

                             (Thousands of Dollars)


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                   -------------------------------------------




INSTRUCTIONS:    Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                            LABOR     EXPENSES     TOTAL
        -----------                             -----     --------     -----


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE



                                                                          11

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                         -------------------------------

                        For the Year ended December, 2001

                             (Thousands of Dollars)

                                  SCHEDULE VIII
                                  -------------

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                    ----------------------------------------

INSTRUCTIONS:     Provide detail of items in this account.  Items less than
                  $10,000 may be grouped, showing the number of items in each group.


                                                                         BALANCE AT                    BALANCE AT
                                                                        BEGINNING OF                    CLOSE OF
                              DESCRIPTION                                   YEAR                          YEAR
                              -----------                              -------------                   -----------

ACCOUNT 174 -     MISCELLANEOUS CURRENT & ACCRUED
                  ASSETS

                  Interest Receivable - Temporary Cash Investments             176                          166
                                                                            -------                       ------

                  Total                                                        176                          166
                                                                            =======                       ======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -----------------------

                      For the Year Ended December 31, 2001
                                        -----------------

                             (Thousands of Dollars)

                                   SCHEDULE IX
                                   -----------

                          MISCELLANEOUS DEFERRED DEBITS
                          -----------------------------


INSTRUCTIONS:



                                               BALANCE AT          BALANCE AT
                                               BEGINNING              CLOSE
DESCRIPTION                                     OF YEAR              OF YEAR
-----------                                   ----------           ----------

Account 186 - MISCELLANEOUS DEFERRED DEBITS

  Deferred Payroll Charge                           8,871           9,548
  Deposit for Georgia Sales and Use Tax                25              25
  Wilsonville Clean-up                                 92               1
  Executive Stock Option Taxes                         46              61
  Retire Capital Items                                  -               -
  Unamortized Leasehold-Inverness                     225             299
  Unamortized Leasehold-Wash DC                         -              70
  Sundry Delayed Clearance                          2,343           6,779
                                                  -------         -------

  Total                                            11,602          16,783
                                                  =======         =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

                             (Thousands of Dollars)

                                   SCHEDULE X
                                   ----------

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
               ---------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project that incurred costs by the service corporation during the year.

DESCRIPTION                                                          AMOUNT
-----------                                                          ------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                              EXPENDITURES                           34,684


Total amount billed/incurred during current year as follows:


GOVERNMENT PROJECTS:
  CLEAN COAL TECHNOLOGY PROJECTS:
    HAMMOND WALL FIRED PROJECT                                         (121)

 OTHER GOVERNMENT PROJECTS:
    PSDF/ HOT GAS CLEANUP PROJECT                                   (22,888)
    SWITCHGRASS DEMONSTRATION (SRI/DOE)                                (719)

EPRI PROJECTS:
    GNOCIS DEMONSTRATION                                                 (3)
    RE&A EPRI CONTRACTS                                                (221)
    ENGINEERING EPRI PROJECTS                                          (385)
    EPRI BULK TRANS. SYST. RELIABILTY                                  (351)

ASSOCIATE COMPANIES:
    END-USE RESEARCH PROJECTS                                        (1,951)
    PWR DELIVERY RESEARCH-OVERHEAD TRANSMISSION                        (566)
    PWR DELIVERY RESEARCH-TRANSMISSION SUBSTATIONS                     (616)
    PWR DELIVERY RESEARCH-DISTRIBUTION                                 (452)
    AIR QUALITY STUDIES                                                (203)
    COMBUSTION & FUEL EFFECTS                                          (822)
    RESEARCH ADMINISTRATION                                            (572)
    FLUE GAS TREATMENT                                                 (968)
    ADVANCED END-USE TECHNOLOGY RESEARCH                             (1,535)
    ADVANCED ENERGY SYSTEMS                                          (1,486)
    THERMAL & FLUID SCIENCES                                           (789)
    R&D TECH ECON ASSESSMENTS                                           (36)

                                                                   ---------
TOTAL AMOUNT BILLED/INCURRED                                        (34,684)
                                                                   ---------

TOTAL                                                                     0
                                                                   =========

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------

                      For the Year Ended December 31, 2001
                                        -----------------

                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL
                        ---------------------------------

                                 NUMBER OF   PAR OR STATED     OUTSTANDING
ACCOUNT                           SHARES      VALUE              CLOSE
NUMBER       CLASS OF STOCK     AUTHORIZED    PER SHARE         OF PERIOD
-------      --------------     ----------  -------------       -----------

201           COMMON STOCK                                    NO. OF SHARES
              ISSUED            17,000          50.00            14,500

                                        TOTAL AMOUNT
                                                                    725

INSTRUCTIONS:   Classify amounts in each account with brief explanation,
                disclosing the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION                                                      AMOUNT
-----------                                                      ------

ACCOUNT 211
        MISCELLANEOUS PAID-IN CAPITAL                               150

ACCOUNT 215
        APPROPRIATED RETAINED EARNINGS                                -
OTAL                                                                150

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                            BALANCE AT       NET INCOME              BALANCE AT
                            BEGINNING            OR      DIVIDENDS      CLOSE
DESCRIPTION                  OF YEAR           (LOSS)      PAID        OF YEAR
-----------                 ---------        ----------  ---------    ----------

ACCOUNT 216
  UNAPPROPRIATED RETAINED
  EARNINGS                       -              -            -               -

TOTAL                            -              -            -               -



                                                                                                   15

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                         -------------------------------

                      For the Year Ended December 31, 2001
                                         ----------------

                             (Thousands of Dollars)

                          SCHEDULE XII - LONG-TERM DEBT
                          -----------------------------


INSTRUCTIONS:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                          TERMS OF OBLIG        DATE                              BALANCE AT                            BALANCE
                          CLASS & SERIES         OF       INTEREST    AMOUNT     BEGINNING                         1/     CLOSE
NAME OF CREDITOR          OF OBLIGATION      MATURITY       RATE    AUTHORIZED     OF YEAR     ADDITIONS    DEDUCTIONS    OF YEA
----------------          --------------     --------      -----   ----------     --------    ---------    ----------     ------

ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              COMPANIES:

Not Applicable


ACCOUNT 224 - OTHER LONG-TERM DEBT:
NOTES PAYABLE
Merrill Lynch & Co.                       12/15/2009     7.625      40,000       40,000         -             -        40,000
Equity Office Properties                  12/01/2005      7.25      13,600        5,851         -         1,308         4,543
GE Capital Corp.                          12/01/2002      9.75      22,405        6,846         -         6,846             -
                                                                   -------      -------     -----        ------        ------

    TOTAL                                                           76,005       52,697         -         8,154        44,543
                                                                   =======      =======     =====        ======        ======

1/ GIVE AN EXPLANATION OF DEDUCTIONS:  Equity Office Properties  - Deductions of $1,308,166.68 transferred to current maturities. GE Capital Corp. - Deductions of $6,845,947.79 transferred to current maturities.

                                                                          16
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2001
                                         ------------------
                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT    BALANCE AT
                                                       BEGINNING        CLOSE
DESCRIPTION                                              OF YEAR       OF YEAR
-----------                                             --------       -------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES
The Southern Company                                          -            -
                                                         -------    ---------
TOTAL                                                         -            -
                                                         =======    =========

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
The Southern Company                                          -          557
Alabama Power Company                                    31,856       45,145
Georgia Power Company                                     2,241        3,759
Gulf Power Company                                       15,023          369
Mississippi Power Company                                   348       16,472
Savannah Electric and Power Company                          82          665
Southern Communications Services, Inc.                      530          417
Southern Management and Development                          62           62
Southern Nuclear Operating Company, Inc.                      -            -
Mirant (1)                                                    -            2
                                                         -------    ---------
TOTAL                                                    50,142       67,448
                                                         =======    =========

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
Incentive Pay (PPP)                                      65,030       66,539
Vacation Clearing Account                                19,369       20,588
Accrued Labor and Related Overheads                       7,640        8,970
Employee Group Insurance Premiums                         1,486        1,515
Early Retirement Benefits                                 1,472        1,134
Accumulated Provision for Major Overhaul of Aircraft      1,225          546
Supplemental Pensions and Benefits                        1,763        5,085
Department of Energy                                         25            -
Flex and Save Benefits                                    1,661        1,379
Severance Pay                                             7,981        4,904
Metro Life Advance - Current                                301          301
Merril Lynch Investment Management                            -          550
Performance Dividend Plan                                 4,696       19,231
Employee Merchandise Withholding                             23           23
SCS - Employee Savings Plan                                 195          195
Special Transmission Studies                              1,750        3,617
SCS - U.S. Savings Bonds Withholdings                       100          206
Funds Dist - Holders SE P&L Corp.                            13           13
SCS - FLEX Benefits Premiums                              1,230        1,709
Miscellaneous (41 Beginning) (15 Ending)                    (7)         (21)
                                                       --------    ---------
TOTAL                                                   115,953      136,484
                                                       ========    =========

(1) Mirant (formerly Southern Energy Resources) was spun-off as a separate entity in 2001. The balance in this 234 is related to activity prior to the seperation.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                         -------------------------------

                      For the Year Ended December 31, 2001
                                   ----------------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

        General
        -------

        Southern Company Services, Inc. (the "Company") ollows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

        The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, and to that company's subsidiaries, as further discussed in Note 2.

        The financial statements are prepared in conformity with generally accepted accounting principles, which requires the use of estimates. The actual results may differ from those estimates.

        Cash and Cash Equivalents
        -------------------------

        The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

        Income Taxes
        ------------

        The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

        Property, Equipment, and Depreciation and Amortization
        ------------------------------------------------------

        Property and equipment, including any interest capitalized during construction, are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 3 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

        On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.

                                                                            17A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


INSTRUCTIONS:   The space below is provided for important notes
                regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


2.      SERVICE AGREEMENTS
        -----------------

        The Company has entered into agreements under which it renders specialized services, at cost, to Southern Company and its subsidiaries. The Company's affiliates include the following: integrated Southeast utilities (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric); Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company); Southern Communications Services (Southern LINC) provides digital wireless communications services to the integrated Southeast utilities and the public in the Southeast; Southern Company Energy Solutions (develops new business opportunities related to energy products and services); Southern Nuclear Operating Company (provides services to Southern Company's nuclear power plants), Southern Electric Railroad Company (provides railroad services to the integrated Southeast utilities); and Southern Power Company which was established in 2001. Southern Power constructs, owns, and manages Southern Company's competitive assets and sells electricity at market-based rates in the wholesale market. As of April 2, 2001, Mirant Corp. was spun-off from Southern Company and is no longer an affiliate. However, the Company continued to provide limited transition services to Mirant at market-based rates.

        The Company's services include general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, information resources, marketing, auditing, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of the operating utilities, power pool operations. The agreements will be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

3.      RETIREMENT BENEFITS
        -------------------

        The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. In late 2000, Southern Company adopted several pension and post-retirement benefit plan changes that had the effect of increasing benefits to both current and future retirees. The measurement date for plan assets and obligations is September 30 for each year.

                                                                        17B

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


INSTRUCTIONS:   The space below is provided for important notes
                regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Pension Plans
-------------

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows: (In Thousands)

                                              Projected Benefit Obligations
                                              -----------------------------
                                            2001                       2000
                                           --------                 --------

        Balance at beginning of year        502,014                   468,840
        Service cost                         18,490                    16,387
        Interest cost                        39,047                    34,767
        Benefits paid                       (20,982)                  (17,855)
        Plan amendments                      31,474                       563
        Actuarial (gain) loss                (4,006)                     (688)
                                            -------                   -------
          Balance at end of year            566,037                   502,014
                                            =======                   =======


                                                   Plan Assets
                                          ----------------------------------
                                               2001                    2000
                                            -------                 -------

        Balance at beginning of year         797,327                  676,250
        Actual return on plan assets        (114,221)                 178,095
        Employer contributions                 3,978                    2,975
        Benefits paid                        (20,982)                 (17,855)
        Receivables/Payables due to
          transfers                              (10)                 (42,138)
                                             -------                  -------
            Balance at end of year           666,092                  797,327
                                             =======                  =======


The accrued pension costs recognized in the Balance Sheets are as follows:
(In Thousands)

                                                2001                   2000
                                              --------               -------

        Funded status                          100,054                295,312
        Unrecognized transition obligation      (6,098)                (7,245)
        Unrecognized prior service cost         43,978                 15,714
        Unrecognized net gain                 (122,409)              (297,403)
        Fourth quarter contributions             1,062                    325
                                             ---------               --------
          Prepaid asset recognized in the
            Balance Sheet                       16,587                  6,703
                                             =========               ========

                                                                         17C
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -----------------------------
                      For the Year Ended December 31, 2001

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:   The space below is provided for important notes
                regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Components of the pension plan's net periodic cost were as follows:
(In Thousands)

                                                   2001              2000
                                                 ---------        ----------

        Service cost                                18,490           16,387
        Interest cost                               39,047           34,767
        Expected return on plan assets             (56,920)         (51,084)
        Recognized net gain                         (9,377)          (7,980)
        Net amortization                             2,062              399
                                                  --------         --------
          Net pension income                        (6,698)          (7,511)
                                                  ========         ========

Post-retirement Benefits
------------------------

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows: (In Thousands)

                                                  Projected Benefit
                                         ---------------------------------
                                          2001                       2000
                                          -----                     ------

        Balance at beginning of year       98,217                    94,631
        Service cost                        2,850                     2,221
        Interest cost                       8,791                     6,951
        Benefits paid                      (4,109)                   (3,127)
        Plan adjustments                   27,175                       -
        Actuarial (gain) loss              (9,116)                   (2,459)
                                          -------                    ------
          Balance at end of year          123,808                    98,217
                                          =======                    ======

                                                     Plan Assets
                                           --------------------------------
                                           2001                       2000
                                           -----                     ------

        Balance at beginning of year        31,120                    26,023
        Actual return on plan assets        (4,478)                    5,097
        Employer contributions               4,109                     3,127
        Benefits paid                       (4,109)                   (3,127)
                                           -------                  --------
          Balance at end of year            26,642                    31,120
                                           =======                  ========

The accrued post-retirement costs recognized in the Balance Sheets are as follows: (In Thousands)

                                                    2001          2000
                                                 --------      --------

        Funded status                             (97,166)     (67,097)
        Unrecognized transition obligation          4,552        4,956
        Unrecognized prior service cost            25,992          (15)
        Unrecognized net (gain) loss               (6,564)      (4,312)
        Fourth quarter contributions                1,220          581
                                                 --------      -------
        Accrued liability recognized in the
          Balance Sheet                           (71,966)     (65,887)
                                                 ========      =======

                                                                            17D

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2001

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:   The space below is provided for important notes
                regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Components of the plan's net periodic cost were as follows:  (In Thousands)

                                                  2001            2000
                                                ------            -----

        Service cost                               2,850           2,221
        Interest cost                              8,791           6,951
        Expected return on plan assets            (2,386)         (2,077)
        Recognized net (gain) loss                     -               -
        Net amortization                           1,572             404
                                                 -------         -------
          Net post-retirement cost                10,827           7,499
                                                 =======         =======


The weighted average rates assumed in the actuarial calculations for both the pension plans and post-retirement benefits were:

                                                         2001             2000
                                                         ----             ----

        Discount                                         7.50%            7.50%
        Annual salary increase                           5.00%            5.00%
        Long-term return on plan assets                  8.50%            8.50%


        An additional assumption used in measuring the accumulated post-retirement benefit obligation was a weighted average medical care cost trend rate of 9.25 percent for 2001 decreasing gradually to 5.25 percent through the year 2010 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2001 as follows:
        (In Thousands)

                                               1 Percent        1 Percent
                                                Increase         Decrease
                                              ----------        ---------

        Benefit obligation                         9,641            8,527
        Service and interest costs                   928              800

Work Force Reduction Programs
-----------------------------

        The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $5 million, $20 million, and $5 million for 2001, 2000, and 1999, respectively. These costs were charged to expense.

                                                                          17E
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2001
                                         ----------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:   The space below is provided for important notes
                regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


4.      OPERATING LEASES
        ----------------

        The Company has operating lease agreements with various terms and expiration dates. Rental expense under all operating leases was approximately $69,697,000, $74,975,000, and $76,790,000 in 2001, 2000,
        and 1999, respectively. Future minimum lease payments under non-cancelable operating leases at December 31, 2001 were as follows:
        (In Thousands)


            2002                        31,166
            2003                        24,228
            2004                        17,158
            2005                        13,502
            2006                         9,203
            Thereafter                   7,876
                                       -------
              Total                    103,133
                                       =======

5.      LONG-TERM DEBT AND NOTES PAYABLE - OTHER
        ----------------------------------------

        Details of long-term debt and notes payable - other at December 31 are as follows: (In Thousands)
                                                          2001       2000
                                                         ------     ------
           Notes Payable:
               7.625% Due 2009                           40,000      40,000
               7.25% Due 2005                             5,851       7,068
               9.75% Due 2002                             6,846      14,314
               Less Current Maturities                   (8,154)     (8,685)
                                                        -------     -------
               Long-Term Notes Payable                   44,543      52,697
                                                         ------      ------

           Capitalized lease obligations:                     -           -

           Total Long-Term Debt                          44,543      52,697
                                                        =======     =======

                                                                        17F

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                --------------------------------

                      For the Year Ended December 31, 2001
                                   -----------------------

                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        In December 1999, Southern Company Services entered into a lease buyout agreement with Equity Office Properties on long-term capital lease obligations of Perimeter Center East. The amount agreed upon includes a long-term Notes Payable in the amount of $8,200,000 which will be amortized at 7.25% for six years, ending December 1, 2005.

        On December 15, 1999, Southern Company Services, Inc. issued $40,000,000 of Series A 7.625% Senior Notes to Merrill Lynch & Co. with proceeds being used to repay short-term debt to Southern Company and for various other corporate purposes. The entire principal will be due and payable on December 15, 2009. The Southern Company has guaranteed the principal and interest of the above.

        On February 14, 2000, Southern Company Services, Inc. issued $22,404,920 of Notes Payable to GE Capital Corporation, with proceeds being used to prepay a $22,404,920 Service Contract with BellSouth Telecommunications, Inc. The note is being amortized at 9.75% for three years, retroactive to December 1999 and ending December 2002, resulting in a monthly obligation of $714,511.45.

        Maturities over the next five years of the Company's long-term debt outstanding at December 31, 2001 are as follows: (In Thousands)

               2002                         8,154
               2003                         1,406
               2004                         1,512
               2005                         1,625
               2006                           -
               Thereafter                  40,000
                                           ------
                 Total                     52,697
                                           ======


6.      PURCHASE COMMITMENTS

        The Company has various purchase commitments. At December 31, 2001, total capital expenditures are budgeted to be approximately $28 million in 2002.

                                                                                                   18

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------
                             (Thousands of Dollars)
                                   SCHEDULE XV
                               STATEMENT OF INCOME
                               -------------------


    ACCOUNT          DESCRIPTION                                               CURRENT              PRIOR
    -------          -----------                                               ------               -----

                INCOME
                ------
      457            Services rendered to associate companies                  757,380               766,631
      458            Services rendered to nonassociate companies                31,851                37,664
      421            Miscellaneous income or loss                                5,143                 3,909
                                                                              --------             ---------

                                    Total Income                               794,374               808,204
                                                                              --------             ---------

                EXPENSE
                -------
      920            Salaries and wages                                        341,997               334,149
      921            Office supplies and expenses                               86,081                95,912
      922            Administrative expense transferred - credit                     -                     -
      923            Outside services employed                                 165,804               176,079
      924            Property insurance                                        (14,960)              (23,568)
      925            Injuries and damages                                        8,282                 6,421
      926            Employee pensions and benefits                             35,250                22,334
      928            Regulatory commission expense                                 100                    35
     930.1           General advertising expenses                               10,206                11,969
     930.2           Miscellaneous general expenses                              5,945                25,629
      931            Rents                                                      69,697                74,975
      932            Maintenance of structures and equipment                    31,397                31,403
      403            Depreciation and amortization expense                      22,071                20,400
      408            Taxes other than income taxes                              22,035                20,888
      409            Income taxes                                               (1,296)                 (334)
      410            Provision for deferred income taxes                             -                     -
      411            Provision for deferred income taxes - credit                    -                     -
     411.5           Investment tax credit                                           -                     -
     426.1           Donations                                                   3,933                 4,417
     426.5           Other deductions                                                -                     -
      427            Interest on long-term debt                                  4,621                 4,848
      430            Interest on debt to associate companies                         1                   823
      431            Other interest expense                                      3,210                 1,824
                                                                              --------             ---------
                                    Total Expense                              794,374               808,204
                                                                              --------             ---------

                                    Net Income or (Loss)                             0                     0
                                                                              ========             =========



                                                                                                                    19
                                      Annual Report of Southern Company Services, Inc.
                                                       -------------------------------

                                      For the Year Ended December 31, 2001
                                                         -----------------

                                              (Thousands of Dollars)

                                              ANALYSIS OF BILLING
                                              -------------------

                                               ASSOCIATE COMPANIES
                                                      ACCOUNT 457

                                                                                                            Effect of
                                                 Direct     Indirect     Compensation      Total           Market Rate
                                                 Costs       Cost         for Use of       Amount           Billing
        Name of Associate Company               Charged     Charged        Capital         Billed         (See Note)
     -------------------------                   -----------------------------------------------------------------------
                                                  457-1         457-2      457-3
The Southern Company                               36,960         8,337        504         45,801                  -
Alabama Power Company                             144,946        36,222      1,945        183,113                (53)
Georgia Power Company                             225,994        55,708      2,943        284,645                (89)
Gulf Power Company                                 36,996         7,761        443         45,200                (12)
Mississippi Power Company                          35,836         7,866        445         44,147                (12)
Savannah Electric & Power Company                  12,227         2,586        138         14,951                 (5)
SE Finance Capital Corporation                        901           182         18          1,101                  -
Southern Communications Services, Inc.             21,440           851         45         22,336                  -
Southern Company Energy Solutions, LLC              1,949           972         40          2,961                  -
Southern Electric Generating Company                3,059           725         42          3,826                 (5)
Southern Electric Railroad Company                    273            89          4            366                  -
Southern Management Development, Inc.               2,317           494         27          2,838                  -
Southern Nuclear Operating Company, Inc.           68,781        18,278        857         87,916                  -
Southern Power Company                             11,561           313         98         11,972                  -
Southern Telecom, Inc.                              2,173           571         20          2,764                  -
Mirant, Inc.                                        2,700           698         45          3,443                176
                                                  -------       -------      -----       --------               ----
                                      TOTAL       608,113       141,653      7,614        757,380                 -
                                                  =======       =======     ======       ========               ====

NOTE:   Southern Company Services, Inc. (SCS) is providing this information in accordance with its 60- day letter dated
        July 11, 2000. The amounts in this column are already included in the Total Amount Billed column and represent the amounts billed to Mirant that are above SCS' actual cost to render the services. The costs were charged to Mirant and were credited to the operating public utility subsidiaries based on the approved allocation basis of "Fossil/Hydro Capacity. The "spin-off of Mirant as an associate company of The Southern Company was effective
        April 2, 2001.

                                                                                                                20
                           ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                            -------------------------------

                                  For the Year Ended December 31, 2001
                                                     -----------------

                                         (Thousands of Dollars)


                                         ANALYSIS OF BILLING
                                         -------------------


                                          NONASSOCIATE COMPANIES


                                                ACCOUNT 458


                                                   DIRECT    DIRECT       COMPENSATION                                 TOTAL
                                                    COSTS    COSTS          FOR USE          TOTAL   Excess or       Amount
NAME OF NONASSOCIATE COMPANY                       CHARGED   HARGED        OF CAPITAL         COST    Deficiency     Billed
----------------------------                       -------   ------        ----------         ----    ----------     ------
                                                    58-1     458-2            458-3                    458-4

Department of Energy                                20,298     2,544             166       23,008         -            23,008
DOE/Southern Research Institute                        696        22               1          719         -               719
Electric Power Research Institute                      701       253               6          960         -               960
APC Credit Union                                        47         -               -           47         -                47
Motorola                                                 8         -               -            8         -                 8
Gulf Power Credit Union                                 12         -               -           12         -                12
AT&T                                                    40         -               -           40         -                40
Southern Interexchange                                  33         -               -           33         -                33
MCI                                                     56         -               -           56         -                56
Alabama Power Foundation                                 2        11               -           13         -                13
Southern System Master Retirement Trust                770         -              22          792         -               792
Powerco                                                 11         -               -           11         -                11
Economic Development Partnership                        26         -               -           26         -                26
Drummond Corporation                                     6         -               -            6         -                 6
FP&L ;JEA; Tallahassee; FPC (Unit Power Sales)          48        27               1           76         -                76
FP&L ;JEA; Tallahassee;FPC(OPS SCH. Fees)            1,800         -               -        1,800         -             1,800
Oglethorpe Power Corp. (OPS SCH. Fees)               4,043         -               -        4,043         -             4,043
Southeastern Electric Reliability Council               38         -               -           38         -                38
Alabama Electric Cooperative                            16         4               -           20         -                20
Municipal Electric Authority                            20         5               -           25         -                25
Oglethorpe Power Corporation                            45        10               1           56         -                56
South Mississippi Electric Power                        14         3               -           17         -                17
Southeastern Electric Power Adminstration                7         2               -            9         -                 9
Transmission - System and Facility Studies            (136)      182              14           60         -                60
Transmission - Interconnection Studies                (128)       83               7          (38)        -               (38)
Other (16 items less than $5,000)                       12         2               -           14         -                14

                                                    --------------------------------------------------------------------------
                                   TOTAL            28,485     3,148             218       31,851         -            31,851
                                                    ==========================================================================




                                                                                                20A



                       ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                        -------------------------------

                              For the Year Ended December 31, 2001
                                                 -----------------

                                      (Thousands of Dollars)

                                     ANALYSIS OF BILLING
                                     -------------------
                                   NONASSOCIATE COMPANIES
                                        ACCOUNT 458


INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:
Department of Energy                                    Contract services concerning clean coal technology; Power
                                                          System Development Facility/ hotgas cleanup project.
                                                          Switchgrass Demonstration Project.
Electric Power Research Institute                       GNOCIS demonstrations; NOX reduction and performance; demonstration of carbon in ash monitor; real time heat rate & emissions; PRB coal and biomas; mercury control demo; RTHR demo; arsenic mobility; Biloxi MGP
                                                         ROAM modeling; insitu chemical fixation; electrokinetic remediation;
                                                         WET ESP demo; Fort Walton Remediation; metals sequestration; MGP natura attentuation; insitu solidification; TRELSS-bulk transmission system reliability evaluation.
APC Credit Union, Motorola, Gulf Credit Union           Telecommunication services .
AT&T                                                    Telecommunication services related to fiber optics.
Southern Interexchange                                  Telecommunication services related to fiber optics.
MCI                                                     Telecommunication services related to fiber optics.
Alabama Power Foundation                                Financial Services.
Bankers Trust Company (Southern                         Management and administration of Pension Fund for
     System Master Retirement Trust)                     the Southern Company.
Powerco                                                 Telecommunication services.
Economic Development Partnership                        Helicopter Usage.
Drummond Corporation                                    Helicopter Usage.
FP&L, JEA, and City of Tallahassee, FPC                 Unit Power Sales (UPS) true-up and Scheduling agreement.
Oglethorpe Power Corporation                            Transmission Planning Operations (TPO) scheduling fees.
Southeastern Electric Reliability Council               Occupancy, telecommunications and other related services.
Ala.Electr.Coop, MEAG, OPC, S. Miss.Elec Pwr, SEPA      Southeastern Electric Reliability Council (SERC) security coordinator.


                                                                                                                      21

                         ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                            For the Year Ended December 31, 2001
                                               -----------------
                                       (Thousands of Dollars)

                                          SCHEDULE XVI
                                       ANALYSIS OF CHARGES FOR SERVICE
                                          -------------------------------
                                    ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                  ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES          TOTAL CHARGES FOR SERVICE
                           -------------------------------    --------------------------------   -------------------------------
DESCRIPTION OF ITEMS      Direct Cost  Indirect Cost  Total   Direct Cost Indirect Cost  Total   Direct Cost  Indirect Cost   To
--------------------       --------    ------------   -----  ----------- -------------  ------  ----------    -------------   --

920     Salaries & Wages     321,485      13,077    334,562    7,268        167         7,435     328,753        13,244     341,
921     Office Supplies &
          Expenses            72,797       7,173     79,970    5,831        280         6,111      78,628         7,453      86,
922     Administrative
          Expense
          Transferred             -           -          -        -           -             -           -             -
923     Outside Services
          Employed           148,495       5,976    154,471   11,184        149        11,333     159,679         6,125    165,8
924     Property
        Insurance           (15,445)        300    (15,145)     176           9           185     (15,269)          309   (14,96
925     Injuries &
          Damages             7,559         709      8,268        3          11            14       7,562           720     8,28
926     Employee Pensions
          & Benefits          9,004      25,568     34,572        0         678           678       9,004        26,246    35,25
928     Regulatory
          Commission
          Expenses              100           0        100        0          0              0         100             0       10
930.1   General
          Advertising
          Expenses            10,206           0    10,206        0          0              0      10,206             0    10,20
930.2   Miscellaneous
          General
          Expenses           (55,129)     55,853       724    3,921      1,300          5,221     (51,208)       57,153     5,94
931     Rents                 56,229      13,382    69,611       18         68             86      56,247        13,450    69,69
932     Maintenance of
          Structures
          and Equipment       29,673       1,671    31,344       38         15             53      29,711         1,686    31,39
403     Depreciation and
          Amortization
          Expense             19,681       2,328    22,009       45         17             62      19,726         2,345    22,07
408     Taxes Other Than
          Income Taxes         5,983      15,597    21,580        1        454            455       5,984        16,051    22,03
409     Income Taxes          (1,301)          5    (1,296)       0          0              0      (1,301)            5    (1,29
410     Provision for
          Deferred
          Income Taxes             -           -         -        -          -              -           -             -
411     Provision for
          Deferred
          Income Taxes             -           -         -        -          -              -           -             -
411.5   Investment Tax
           Credit                  -           -         -        -          -              -           -             -
426.1   Donations              3,919          14     3,933        0          0              0       3,919            14     3,93
                             -------     -------    ------   ------     ------        -------     ------        -------   ------
        Subtotal Expenses    613,256     141,653   754,909   28,485      3,148         31,633     641,741       144,801   786,54

427     Interest on Long-Term
          Debt                                       4,492                                129           0             0     4,62
430     Interest on Debt to
          Associate
          Companies                                      1                                  0           0             0
431     Other Interest
           Expense                                   3,121                                 89           0             0     3,21
                             -------     -------   -------   ------     -------       -------     -------       -------   ------

           Total Expenses    613,256     141,653   762,523   28,485      3,148         31,851     641,741      144,801    794,37
421    Miscellaneous
          Gain/Loss           (5,143)               (5,143)       0          0              0      (5,143)           0     (5,14
                             -------     -------   -------   ------      -----        -------    ---------    --------    ------

         Total Cost
          of Services        608,113     141,653   757,380   28,485      3,148        31,851     636,598      144,801      789,2
                             =======     =======   =======   ======      =====        ======     =======      =======     ======

(  )  Denotes Red Figure


                                                                                                                            22

                           ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                               For The Year Ended December 31, 2001
                                      (THOUSANDS OF DOLLARS)

                                            SCHEDULE XVII
                                  SCHEDULE OF EXPENSE DISTRIBUTION BY
                                     DEPARTMENT OR SERVICE FUNCTION




                                                                          DEPARTMENT OR SERVICE FUNCTION
                                               ---------------------------------------------------------------------------------
                                                           Administ-
                                                Total      ration &   Corporate   Customer      Engin-                    External
           DESCRIPTION OF ITEMS                 Amount     General    Counsel      Service      eering       Executive     Affai
           ---------------------                -------     --------   --------   --------     -------      ----------    ------

920    Salaries and Wages                      341,997        9,227      7,904       6,650        75,533      11,199       5,083
921    Office Supplies and Expenses             86,081          640        850         255         9,197         252       1,778
923    Outside Services Employed               165,804        4,361     24,089       5,774        40,888       1,865       4,490
924    Property Insurance                      (14,960)         697          -           -             -           -           -
925    Injuries and Damages                      8,282         (302)         -           -             5           -          83
926    Employee Pensions and Benefits           35,250       34,721         11           4            77          55           5
928    Regulatory Commission Expense               100          100          -           -             -           -           -
930    General Advertising Expenses             10,206            -          -           -             -           -      10,133
930    Miscellaneous General Expenses            5,945       (7,193)       539         143         1,559         856         976
931    Rents                                    69,697        2,025        111          75         1,178         127          61
932    Maintenance of Structures & Equip        31,397          123         42           4         1,131           4          35
403    Depreciation & Amortization Expense      22,071           14         44         449           413          29          51
408    Taxes Other Than Income Taxes            22,035       22,028          -           -             -           -           -
409    Income Taxes                             (1,296)      (1,296)         -           -             -           -           -
426    Donations                                 3,933           97         28           3             7         558         633
427    Interest On Long-Term Debt                4,621        3,515          -           -             -           -           -
430    Interest On Debt To Associate Co.             1            1          -           -             -           -           -
431    Other Interest Expense                    3,210        3,210          -           -             -           -           -
                                               ---------------------------------------------------------------------------------
                         Total Expenses        794,374       71,968     33,618      13,357       129,988      14,945      23,328
                                               ---------------------------------------------------------------------------------
421    Miscellaneous Gain                       (5,143)        (532)      (249)        (99)       (1,587)       (111)       (172


                                               ---------------------------------------------------------------------------------
                          TOTAL COSTS          789,231       71,436     33,369      13,258       128,401      14,834      23,156
                                               =================================================================================

 Instruction:  Indicate each department or service function.
              (See Instruction 01-3 General Structure of Accounting System;  Uniform System Account)

 ( ) Denotes red figure.



                                                                                                                         22A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For The Year Ended December 31, 2001
                                         -----------------
                             (THOUSANDS OF DOLLARS)

                                  SCHEDULE XVII
                                  -------------
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                   (continued)


                                                    DEPARTMENT OR SERVICE FUNCTION
            --------------------------------------------------------------------------------------------------------------------
            Finance &                            Inform-                               Procure-     Research &              Tran
  ACCOUNT   Account-    Generation     Human      ation        Internal                 ment &     Environment-   System   mission
  NUMBER      ing       Services     Resources   Resources     Auditing    Marketing   Materials     al Affairs     Air    Plann
  -------   -------     ---------    ----------  ----------    ---------  ----------  ----------    -----------    ----     ----

    920      19,882    54,221      23,432         77,943       5,879        8,082         4,601         11,243      4,357  16,76
    921       2,735     8,077       3,107         44,246         537          858         1,750          8,651      1,296   1,85
    923       6,630    12,265       9,311         27,611         159        3,012         3,693         18,316        358   2,98
    924     (15,727)        -           -              -           -            -             -             70          -
    925       8,452        28           1              3           1            -             3              5          3
    926          66       123          75             35           9           21             6              9         14      1
    928           -         -           -              -           -            -             -              -          -
    930           4         4           -              -           -           62             3              -          -
    930           7     3,284       2,144          3,963         216          577         3,056             93       (488) (3,78
    931          41       550         406         43,875         132          173        20,625             28        257      3
    932          82       525          91         21,898           3          313         1,827              6      4,763     55
    403          58     1,297          84          8,474          10        1,637         1,545            306      1,700   5,96
    408           -         -           -              7           -            -             -              -          -
    409           -         -           -              -           -            -             -              -          -
    426          47       302         195              7          13            1             -          2,036          -
    427           -         -           -          1,106           -            -             -              -          -
    430           -         -           -              -           -            -             -              -          -
    431           -         -           -              -           -            -             -              -          -
            --------------------------------------------------------------------------------------------------------------------
 Expenses    22,277    80,676      38,846        229,168       6,959       14,736        37,109         40,763     12,260  24,37
            --------------------------------------------------------------------------------------------------------------------
    421        (165)     (528)       (287)          (230)        (51)        (109)         (274)          (498)       (91)   (16


            --------------------------------------------------------------------------------------------------------------------
TOTAL COSTS    22,112    80,148      38,559        228,938       6,908       14,627        36,835         40,265     12,169  24,
            ====================================================================================================================



 ( ) Denotes red figure.


                                                                            23
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -----------------------------

                      For The Year Ended December 31, 2001
                                         -----------------
                             (Thousands of Dollars)

                        DEPARTMENTAL ANALYSIS OF SALARIES
                        ---------------------------------

                                   ACCOUNT 920

                           DEPARTMENTAL SALARY EXPENSE
                   -----------------------------------------------------

    NAME OF DEPARTMENT                     INCLUDED IN AMOUNTS BILLED TO       PERSONNEL
   ------------------                      -------------------------------     ---------                                        --
Indicate each department        Total        Parent      Other        Non-      End of
or service function             Amount      Company    Associates  Associates    Year
                                ---------------------------------------------------------

Administration And
 General                         $9,227     $ 2,905       $6,322      $    -        -
Corporate Counsel                 7,904         903        6,952          49       55
Customer Service                  6,650           -        6,650           -       88
Engineering                      75,533       1,092       73,723         718      802
Executive                        11,199       1,260        9,939           -        6
External Affairs                  5,083       1,742        3,341           -       36
Finance & Accounting             19,882       3,919       15,366         597      174
Generation Services              54,221       3,908       50,232          81      503
Human Resources                  23,432          21       23,301         110      247
Information Resources            77,943         267       77,533         143      962
Internal Auditing                 5,879         342        5,537           -       61
Marketing                         8,082          56        8,026           -       72
Procurement & Materials           4,601          40        4,469          92       49
Research & Environmental
 Affairs                         11,243         161        6,158       4,924      109
System Air                        4,357         397        3,960           -       52
Transmission Planning            16,761          31       16,009         721      157
                               ------------------------------------------------------
                  TOTAL        $341,997     $17,044     $317,518      $7,435    3,373
                               =======================================================

(  ) Denotes red figure.




                                                                                                    24


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                      For the Year Ended December 31, 2001
                             (Thousands of Dollars)
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

                                                                        RELATIONSHIP
                                                                        "A"=ASSOCIATE
                                              DESCRIPTION OF             "NA" = NON
FROM WHOM PURCHASED                           LARGEST INVOICE              ASSOCIATE              AMOUNT
-------------------                           ---------------              ---------              ------

LEGAL SERVICES
--------------

BAKER & HOSTETLER LLP                         LEGAL SERVICES                 NA                  1,115
BALCH & BINGHAM, LLP                          LEGAL SERVICES                 NA                  6,036
BARBOUR, GRIFFITH & ROGERS                    LEGAL SERVICES                 NA                    110
BOSTON PACIFIC COMPANY, INC.                  LEGAL SERVICES                 NA                    120
BOUHAN, WILLIAMS & LEVY LLP                   LEGAL SERVICES                 NA                    442
DEWEY BALLANTINE                              LEGAL SERVICES                 NA                    125
DORSEY & WHITNEY                              LEGAL SERVICES                 NA                    365
EDISON ELECTRIC INSTITUTE                     LEGAL SERVICES                 NA                    263
HOLLAND & KNIGHT LLP                          LEGAL SERVICES                 NA                    261
HUNTON & WILLIAMS                             LEGAL SERVICES                 NA                  1,586
KING & SPALDING                               LEGAL SERVICES                 NA                    380
MCDERMOTT, WILL & EMERY                       LEGAL SERVICES                 NA                    424
MCNATT, GREENE, & THOMPSON                    LEGAL SERVICES                 NA                    112
SHEARMAN & STERLING                           LEGAL SERVICES                 NA                    476
TROUTMAN SANDERS LLP                          LEGAL SERVICES                 NA                  7,382
WALLER LANSDEN DORTCH & DAVIS                 LEGAL SERVICES                 NA                    121
WILMER, CUTLER & PICKERING                    LEGAL SERVICES                 NA                    109

 Fifty-Five Items Less Than $100,000                                         NA                    978
                                                                                               -------
                                              Subtotal - Legal Services                         20,405
                                                                                               -------


AUDITING SERVICES
-----------------

ARTHUR ANDERSEN LLP                           AUDIT SERVICES                 NA                    719

  Three Items less that $100,000                                                                    25
                                                                                               -------

                                               Subtotal - Auditing Services                        744
                                                                                               -------
(Continued on Page 24A)


                                                                                                           24A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------
                             (Thousands of Dollars)
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------

                                   ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

                                                                                          RELATIONSHIP
                                                                                          "A"=ASSOCIATE
                                             DESCRIPTION OF                              "NA" = NON
FROM WHOM PURCHASED                          LARGEST INVOICE                              ASSOCIATE          AMOUNT
-------------------                          ---------------                              ---------          ------

ENGINEERING SERVICES
--------------------

ADECCO SERVICES                              TEMPORARY SERVICES                               NA              304
ALTRAN CORPORATION                           CONTRACT ENGINEERING SERVICES                    NA              590
AMEC E&C SVCS INC.                           CONTRACT ENGINEERING SERVICES                    NA            1,589
APPLIED CONTROL SYSTEMS INC                  CONTRACT ENGINEERING SERVICES                    NA              223
BE&K ENGINEERING CO.                         CONTRACT ENGINEERING SERVICES                    NA           22,357
BECHTEL POWER CORPORATION                    CONTRACT ENGINEERS-CONSTRUCTORS                  NA            5,750
ENERGY DESIGN & CONTROL SERVICES,
   INC.                                      CONTRACT ENGINEERING SERVICES                    NA              242
INTEGRATED C-E SERVICES INC                  CONTRACT ENGINEERING SERVICES                    NA              219
KELLOGG BROWN & ROOT                         CONTRACT ENGINEERING SERVICES                    NA              111
NWL                                          CONTRACT ENGINEERING SERVICES                    NA              147
PARSONS ENERGY & CHEMICALS GROUP
   INC.                                      INSPECTION SERVICES                              NA              413
SANDWELL ENGINEERING INC                     CONTRACT ENGINEERING SERVICES                    NA              347
SIEMENS WESTINGHOUSE                         POWER SYSTEMS DEVELOPMENT                        NA              794
SOUTHERN RESEARCH INSTITUTE                  POWER SYSTEMS DEVELOPMENT                        NA            1,061
SUPERHEAT SERVICES, INC.                     CONTRACT ENGINEERING SERVICES                    NA              402
THE M.W. KELLOGG COMPANY                     CONTRACT ENGINEERING SERVICES                    NA              300
THINK RESOURCES, INC.                        CONTRACT ENGINEERING SERVICES                    NA              974
TMP WORLDWIDE, INC.                          CONTRACT ENGINEERING SERVICES                    NA            2,638
UNITED DYNAMICS CORPORATION                  INSPECTION SERVICES                              NA              202
VITAL INSPECTION PROFESSIONALS               INSPECTION SERVICES                              NA              534

     One Hundred Twenty-Five Items Less Than $100,000                                         NA            1,687
                                                                                                           ------

                                             Subtotal - Engineering Services                               40,884
                                                                                                           ------

(Continued on Page 24B)



                                                                                                           24B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2001
                      -                  -----------------
                             (Thousands of Dollars)
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

                                                                                   RELATIONSHIP
                                                                                   "A"=ASSOCIATE
                                            DESCRIPTION OF                         "NA" = NON
FROM WHOM PURCHASED                         LARGEST INVOICE                         ASSOCIATE              AMOUNT
-------------------                         ---------------                         ---------              ------

OTHER SERVICES
--------------

A.W. HUTCHISON & ASSOCIATES LLC             CONSTRUCTION SERVICES                            NA               162
ABB POWER T&D CO., INC.                     CONSULTING SERVICES                              NA               178
ACCENTURE                                   CONSULTING SERVICES                              NA             5,010
ACXIOM CORPORATION                          INFORMATION TECHNOLOGY SERVICES                  NA               122
ADA ENVIRONMENTAL SOLUTIONS, LLC            ENVIRONMENTAL CONSULTING                         NA               125
ADECCO SERVICES                             TEMPORARY SERVICES                               NA             1,644
ADECCO TECHNICAL INC                        PROGRAMMING SERVICES                             NA             1,097
ADP INVESTOR COMMUNICATION SERVICES         INVESTOR RELATIONS                               NA               605
ALABAMA POWER COMPANY                       PROJECT SUPPORT                                   A            14,581
ALLIANCE TECHNICAL SERVICES INC.            PROGRAMMING SERVICES                             NA               238
ANALYSIS GROUP ECONOMICS                    CONSULTING SERVICES                              NA               183
AON CONSULTING INC                          PERSONNEL SERVICES                               NA               153
APOGEE INTERACTIVE, INC.                    TRAINING SERVICES                                NA               138
APPLIED MARKETING SCIENCE, INC              MARKETING SERVICES                               NA               196
ARTHUR ANDERSEN LLP                         CONSULTING SERVICES                              NA               831
ATMOSPHERIC RESEARCH & ANALYSIS             CONSULTING SERVICES                              NA               932
AUTOMATIC DATA PROCESSING                   INVESTOR RELATIONS                               NA               257
AVAYA FINANCIAL SERVICES                    FINANCIAL SERVICES                               NA               263
BAKER & HOSTETLER LLP                       CONSULTING SERVICES                              NA               155
BARBOUR, GRIFFITH & ROGERS                  CONSULTING SERVICES                              NA               253
BARRY A. WILLIAMSON, P.C.                   CONSULTING SERVICES                              NA               126
BLACK BOX NETWORK SERVICES                  TELECOMMUNICATIONS SERVICES                      NA               166
BLANKENSHIP & SEAY CONSULTING               CONSULTING SERVICES                              NA               290
BOSTON CONSULTING GROUP, INC.               CONSULTING SERVICES                              NA               213
BOWNE OF ATLANTA, INC.                      STOCKHOLDER SERVICES                             NA               452
BURNS INTERNATIONAL SECURITY                SECURITY SERVICES                                NA               416
CADDELL CONSTRUCTION CO., INC.              CONSTRUCTION SERVICES                            NA             1,777
CAMBRIDGE TECHNOLOGY PARTNERS               SOFTWARE CONSULTING SERVICES                     NA               366
CARTER & ASSOCIATES                         PROPERTY MANAGEMENT                              NA               344
CAUTHEN & ASSOCIATES                        CONSULTING SERVICES                              NA               122
CB & A PROJECT MANAGEMENT SERVICES          CONSULTING SERVICES                              NA               121
CES INTERNATIONAL                           SOFTWARE CONSULTING SERVICES                     NA               197
CLARITAS, INC.                              MARKETING SERVICES                               NA               173
COMPASS AMERICA, INC.                       CONSULTING SERVICES                              NA               260
COMPREHENSIVE COMPUTER CONSULTING,
   INC.                                     INFORMATION TECHNOLOGY SERVICES                  NA             6,870
COMSYS                                      INFORMATION TECHNOLOGY SERVICES                  NA               189
CONFIGURESOFT INC                           SOFTWARE CONSULTING SERVICES                     NA               289

(Continued on Page 24C)



                                                                                                           24C
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------
                             (Thousands of Dollars)
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

                                                                                        ELATIONSHIP
                                                                                        "A"=ASSOCIATE
                                                DESCRIPTION OF                          "NA" = NON
FROM WHOM PURCHASED                             LARGEST INVOICE                          ASSOCIATE              AMOUNT
-------------------                             ---------------                          ---------              ------

CONSUMERMETRICS, INC.                           CONSULTING SERVICES                       NA                      336
CORPORATE EXECUTIVE BOARD                       CONSULTING SERVICES                       NA                      112
CREATIVE FINANCIAL GROUP LTD                    FINANCIAL SERVICES                        NA                      135
CZARNOWSKI                                      CONSULTING SERVICES                       NA                      257
DELOITTE & TOUCHE LLP                           CONSULTING SERVICES                       NA                      165
DESKTOP CONNECTION INC                          INFORMATION TECHNOLOGY SERVICES           NA                      156
DEWEY BALLANTINE                                FINANCIAL SERVICES                        NA                      202
DOOZER SOFTWARE INC                             SOFTWARE CONSULTING SERVICES              NA                      121
DORSEY & WHITNEY                                CONSULTING SERVICES                       NA                      102
DOWCRAFT CORPORATION                            DESIGN & CONSTRUCTION SERVICES            NA                      128
EDI BUSINESS GROUP, INC                         INFORMATION SECURITY SERVICES             NA                      233
EDISON ELECTRIC INSTITUTE                       ENVIRONMENTAL ASSESSMENT                  NA                      723
ELECTRIC POWER RESEARCH INSTITUTE               RESEARCH AND DEVELOPMENT                  NA                    1,703
ENTECH PROCESS CONTROL, INC                     CONSULTING SERVICES                       NA                      121
EQUIFAX CREDIT INFORMATION SERVICES             CREDIT INFORMATION SERVICES               NA                      677
ERNST & YOUNG LLP                               CONSULTING SERVICES                       NA                      105
EXECUTIVE COACHING NETWORK, INC.                CONSULTING SERVICES                       NA                      131
FITZGERALD + CO                                 MARKETING SERVICES                        NA                      218
GARTNER GROUP, INC.                             FINANCIAL SERVICES                        NA                      156
GE PURCHASE CARD SERVICES                       FINANCIAL SERVICES                        NA                      254
GENERAL PHYSICS CORPORATION                     INFORMATION TECHNOLOGY SERVICES           NA                      255
GEORGIA POWER COMPANY                           PROJECT SUPPORT                            A                   13,778
GOLDMAN, SACHS, & CO.                           FINANCIAL SERVICES                        NA                      463
GRAINGER GEOSERVICES                            CONSULTING SERVICES                       NA                      132
GULF POWER COMPANY                              PROJECT SUPPORT                            A                    1,255
HAWTHORN GROUP                                  CONSULTING SERVICES                       NA                    3,337
HENWOOD ENERGY SERVICES, INC.                   CONSULTING SERVICES                       NA                      109
HEWITT ASSOCIATES                               PERSONNEL SERVICES                        NA                    5,868
HUNTON & WILLIAMS                               CONSULTING SERVICES                       NA                      442
INTELLIGENT TECHNOLOGY SYSTEMS                  INFORMATION TECHNOLOGY SERVICES           NA                      113
INTERWOVEN INC                                  SOFTWARE CONSULTING SERVICES              NA                      274
ITRON                                           SOFTWARE CONSULTING SERVICES              NA                      141
KEITH BISSELL                                   CONSULTING SERVICES                       NA                      177
KILPATRICK STOCKTON LLP                         ENERGY PROJECT SERVICES                   NA                      134
LUCID PARTNERS INC                              STOCKHOLDER SERVICES                      NA                      147
MAC INTERNATIONAL INC.                          MICROFILM CONVERSION SERVICES             NA                      159
MACLEAN-RIGGINS, INC.                           SECURITY SERVICES                         NA                      117
MATRIX RESOURCES, INC.                          CONSULTING SERVICES                       NA                      246
MAXIM GROUP                                     PROGRAMMING SERVICES                      NA                      167
MELLON EQUITY ASSOCIATES LLP                    FINANCIAL SERVICES                        NA                      238

(Continued on Page 24D)


                                                                                                           24D

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------
                             (Thousands of Dollars)
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

                                                                                          RELATIONSHIP
                                                                                          "A"=ASSOCIATE
                                                 DESCRIPTION OF                           "NA" = NON
FROM WHOM PURCHASED                              LARGEST INVOICE                           ASSOCIATE        AMOUNT
-------------------                              ---------------                           ---------        ------

MELLON INVESTOR SERVICES, LLC                    FINANCIAL SERVICES                           NA               581
MERRILL LYNCH PIERCE FENNER & SMITH
   INC.                                          FINANCIAL SERVICES                           NA               478
MERRILL LYNCH TRUST COMPANY                      FINANCIAL SERVICES                           NA             1,228
MESA SOLUTIONS INC                               CONSULTING SERVICES                          NA               124
MICROSOFT SERVICES                               INFORMATION TECHNOLOGY SERVICES              NA               595
MINER & MINER                                    INFORMATION TECHNOLOGY SERVICES              NA               190
MISSISSIPPI POWER COMPANY                        PROJECT SUPPORT                               A               461
MOBILE DATA SOLUTIONS                            INFORMATION TECHNOLOGY SERVICES              NA               326
OPEN ACCESS TECHNOLOGY
   INTERNATIONAL, INC.                           INFORMATION TECHNOLOGY SERVICES              NA               114
ORACLE CORPORATION                               SOFTWARE CONSULTING SERVICES                 NA               120
PA CONSULTING SERVICES INC                       CONSULTING SERVICES                          NA               186
PEOPLESOFT, INC.                                 SOFTWARE CONSULTING SERVICES                 NA             1,279
PEREGRINE SYSTEMS INC                            INFORMATION TECHNOLOGY SERVICES              NA               132
PERFORMANCE CONTRACTORS, INC                     PERSONNEL SERVICES                           NA               288
POWER TECHNOLOGIES, INC.                         TRANSMISSION PLANNING SERVICES               NA               108
POWERPLAN CONSULTANTS                            CONSULTING SERVICES                          NA               781
PRICEWATERHOUSE COOPERS LLP                      SOFTWARE CONSULTING SERVICES                 NA               193
PRO STAFF                                        PERSONNEL SERVICES                           NA               146
PROQUIRE LLC                                     SOFTWARE CONSULTING SERVICES                 NA               136
PUCKORIUS & ASSOCIATES, INC.                     CONSULTING SERVICES                          NA               107
R.W. BECK INC                                    FINANCIAL SERVICES                           NA               488
ROBERT BEASON                                    CONSULTING SERVICES                          NA               168
RYAN, PHILLIPS, UTRECHT & MACKINNON              CONSULTING SERVICES                          NA               727
SAVANNAH ELECTRIC & POWER COMPANY                PROJECT SUPPORT                               A               187
SCOTT, MADDEN & ASSOCIATES, INC.                 CONSULTING SERVICES                          NA               188
SEVERN TRENT LABORATORIES                        ENVIRONMENTAL SERVICES                       NA               103
SOFTWARE HOUSE INTERNATIONAL, INC.               INFORMATION TECHNOLOGY SERVICES              NA               126
SOFTWARE SPECTRUM                                SOFTWARE UPGRADE SERVICES                    NA               111
SOUTHERN COMPANY ENERGY SOLUTIONS                PROJECT SUPPORT                               A               109
SOUTHERN NUCLEAR                                 PROJECT SUPPORT                               A               163
SOUTHERN RESEARCH INSTITUTE                      CONSULTING SERVICES                          NA               464
SOUTHERN TELECOM INC                             PROJECT SUPPORT                               A               153
SPRINT E/SOLUTIONS                               INFORMATION TECHNOLOGY SERVICES              NA               637
STANDARD & POOR'S CORPORATION                    FINANCIAL SERVICES                           NA               212
STRUCTURAL DESIGN SOLUTIONS LLC                  CONSTRUCTION DESIGN SERVICES                 NA               140
SUN MICROSYSTEMS, INC.                           INFORMATION TECHNOLOGY SERVICES              NA               160
SYNERGIS                                         SOFTWARE CONSULTING SERVICES                 NA               138
SYSTEM ARCHITECHS, INC.                          SOFTWARE CONSULTING SERVICES                 NA               501

(Continued on Page 24E)


                                                                                                           24E
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                ------------------------------------------------
                      For the Year Ended December 31, 2001
                      ------------------------------------
                             (Thousands of Dollars)
                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923

INSTRUCTIONS:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need to be shown. Provide a subtotal for each type of service.

                                                                                      RELATIONSHIP
                                                                                     "A"=ASSOCIATE
                                              DESCRIPTION OF                         "NA" = NON
FROM WHOM PURCHASED                           LARGEST INVOICE                         ASSOCIATE        AMOUNT
-------------------                           ---------------                          ---------       ------

SYSTEMS APPLICATIONS INTERNATIONAL            CONSULTING SERVICES                        NA              115
TANNER & HERRING, INC                         CONSULTING SERVICES                        NA              100
TATA CONSULTANCY SERVICES                     INFORMATION TECHNOLOGY SERVICES            NA              497
TECH PROVIDERS INC                            PERSONNEL SERVICES                         NA              106
TEKSYSTEMS/FORMERLY AEROTEK DATA
   SERVICES                                   INFORMATION TECHNOLOGY SERVICES            NA              646
THE BRATTLE GROUP, INC.                       CONSULTING SERVICES                        NA              155
THE MCBURNEY CORPORATION                      CONSULTING SERVICES                        NA              426
THE RENKES GROUP LTD                          CONSULTING SERVICES                        NA              149
THE SMITH-FREE GROUP                          CONSULTING SERVICES                        NA              182
THE TIGER GROUP, INC.                         INFORMATION TECHNOLOGY SERVICES            NA              103
THIEM, JACKSON & PACE, CPA'S PC               CONSULTING SERVICES                        NA              135
THOMSON FINANCIAL INVESTOR RELATIONS          FINANCIAL SERVICES                         NA              107
TMP WORLDWIDE                                 PERSONNEL SERVICES                         NA              252
TOWERS PERRIN                                 SURVEY SERVICES                            NA              304
TQS RESEARCH, INC.                            MARKET RESEARCH STUDIES                    NA              119
TRINITY CONSULTANTS                           ENVIRONMENTAL SERVICES                     NA              111
UGA RESEARCH FOUNDATION, INC.                 RESEARCH AND DEVELOPMENT                   NA              137
VERITAS SOFTWARE                              SOFTWARE CONSULTING SERVICES               NA              139
WALLER LANSDEN DORTCH & DAVIS                 CONSULTING SERVICES                        NA              214
WILLIAM M. MERCER, INC.                       CONSULTING SERVICES                        NA              107
YOUNG, CLARK & ASSOCIATES, INC                CONSULTING SERVICES                        NA              123

     1,270 Other Items Less Than $100,000                                                NA           14,115
                                                                                                     -------
                                              Subtotal - Other Services                              103,771
                                                                                                     -------
                                                           TOTAL                                     165,804
                                                                                                     =======


                                                                           25
                Annual Report of Southern Company Services, Inc.
                                  -----------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

                             (Thousands of Dollars)

                          Employee Pension and Benefits
                          -----------------------------
                                   Account 926

Description                                                   Amount
----------------------------------------------------------------------
Pensions                                                       (4,915)
Early Retirement Benefits                                         933
Flexible Credit Benefits - Company Contribution                15,743
Post Retirement Medical Benefits                                7,747
Post Retirement Life Benefits                                   3,080
Post-Employment Benefits                                            -
Minority Scholarship Program                                        3
Educational Assistance Plan                                       260
Employee Savings Plan/ESOP                                      8,686
Employee Health and Physical Examinations                          77
Other (Employee's Professional Fees and Other Employee
Fringe Benefits)                                                3,636
                                                              -------
     Total                                                     35,250
                                                              =======

                                                                           26
                Annual report of Southern Company Services, Inc.
                                 -------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------
                             (Thousands of Dollars)

                          General Advertising Expenses
                          ----------------------------

                                  Account 930.1
INSTRUCTIONS:
Provide a listing of the amount included in Account 930.1, "General Advertising
Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

In the past, advertising expenses were paid directly by the Southern Company. In
1999, however, Southern Company Services began to reflect these expenses on its books. While these costs are billed to the holding company, the change was made to recognize the Service Company's role in managing these expenses and to add efficiency to the operations of the company. 2001 advertising expenses are as follows:

Name of Payee                                                               Description                    Amount
-------------                                                               -----------                    ------
360 THINC LTD                                                               CORPORATE BRANDING                 820
ASSOCIATION OF NATIONAL ADVERTISERS, INC.                                   CORPORATE BRANDING                  13
ATLANTA SPORTS COUNCIL                                                      SPORTS MARKETING                     4
BILLY ANDRADE                                                               SPORTS MARKETING                   143
BRAD FAXON PROFESSIONAL GOLFER                                              SPORTS MARKETING                    30
DAVID DUVAL                                                                 SPORTS MARKETING                    94
DOW JONES AND COMPANY INC                                                   CORPORATE BRANDING                 152
EARL G. GRAVES LTD.                                                         SPORTS MARKETING                    40
EDELMAN PUBLIC RELATIONS 121110                                             CORPORATE BRANDING                  30
EDISON ELECTRIC INSTITUTE                                                   CORPORATE BRANDING                   5
FITZGERALD + CO                                                             CORPORATE BRANDING               3,313
FRED COUPLES                                                                SPORTS MARKETING                    75
GEORGIA PUBLIC BROADCASTING                                                 CORPORATE BRANDING                  35
GEORGIA STATE UNIVERSITY ATHLETIC ASSOCIATION                               SPORTS MARKETING                    15
GOLF'S GREATEST MOMENTS                                                     SPORTS MARKETING                    61
INTERNATIONAL GOLF PARTNERS INC.                                            SPORTS MARKETING                    23
J W THOMPSON USA INC                                                        CORPORATE BRANDING                 757
JOE INMAN INC                                                               SPORTS MARKETING                   584
LATTIMER MOFFITT COMMUNICATION                                              CORPORATE BRANDING                 411
MARK MCCUMBER                                                               SPORTS MARKETING                     9
MARK ZYONS                                                                  SPORTS MARKETING                    18
O NEILL WILLIAMS                                                            SPORTS MARKETING                     3
PETER A. MAYER ADVERTISING INC                                              CORPORATE BRANDING                   4
PGA TOURNAMENT CORPORATION, INC                                             SPORTS MARKETING                 1,708
PROS, INCORPORATED                                                          SPORTS MARKETING                    75
PUBLISHERS' ALLIANCE CORPORATION                                            CORPORATE BRANDING                  79
SANTA ROSA BROADCASTERS, LLC                                                SPORTS MARKETING                    15
SHEPARDSON STERN & KAMINSKY                                                 CORPORATE BRANDING               1,293
TIME MAGAZINE                                                               CORPORATE BRANDING                  87
TOM LEHMAN ENTERPRISES INC                                                  SPORTS MARKETING                    56
VIJAY P. SINGH INC                                                          SPORTS MARKETING                    35
WABE FM90.1                                                                 CORPORATE BRANDING                   5
WESTWAYNE, INC                                                              CORPORATE BRANDING                  11
WONDERLAND GESTAO E SERVICIOS                                               CORPORATE BRANDING                  75
WOOLF ASSOCIATES INC                                                        CORPORATE BRANDING                 140
ALL OTHER ITEMS LESS THAN $3,000                                                                               (12)
                                                                                                            ------
TOTAL                                                                                                       10,206
                                                                                                            ======

                                                                       27
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------
                             (Thousands of Dollars)
                         MISCELLANEOUS GENERAL EXPENSES
                         ------------------------------
                                  ACCOUNT 930.2

INSTRUCTIONS: Provide a list of the amount included in Account 930.2, "Miscellaneous General Expenses", classifiying then items according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976
(2 U.S.C.S. 441 (b) (2) shall be separately classified


DESCRIPTION                                                             AMOUNT
-----------                                                             ------
Employee Training                                                       2,388

Expenses of SCS Employees Located at Operating Co.                      2,713

Meal, Lodging, and Incidentals Related to Meetings & Conferences        3,522

Dues and Memberships                                                    1,516

Recruiting, Interviewing, and Placement of Employees                      197

Other General Expenses *                                               (4,391)

                                                                       ------
                                                              Total     5,945
                                                                       ======

* Credit includes expenses transferred to CWIP and funds received for transmission impact and facilities studies.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                          -----------------

                             (Thousands of Dollars)

                                      RENTS
                                      -----

                                   ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents",  classifying each expenses by major groupings of
                property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                         AMOUNT
----------                                                          ------

Office Rents                                                        23,762

Computer & Other Data Processing Equipment Rental                   37,177

Software Rental                                                      3,978

Aircraft Rental                                                         82

All other (Automobiles, Office, Furniture & Equipment.               4,696
Miscellaneous Storage, Equipment Rental & Aircraft)

Software                                                                 2
                                                                   -------


              TOTAL                                                 69,697
                                                                   =======

                                                                          29
                Annual Report of Southern Company Services, Inc.
                                 -------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

                             (Thousands of Dollars)

                          Taxes Other Than Income Taxes
                          -----------------------------

                                   Account 408

INSTRUCTIONS:  Provide an analysis of Account 408,  "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specifiy each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX                                                   Amount
-----------                                                   ------

 State Unemployment                                             122
  City/Business License Tax
  Property and Other City and State                           1,421
                                                              -----
       Subtotal - Other                                       1,543
  U.S. Government Taxes
    Federal Insurance Contributions Act                      20,271
    Federal Unemployment                                        221
                                                            -------
       Subtotal - U.S. Government                            20,492
                                                            -------

                             TOTAL                           22,035
                                                            =======


                                                                                                30

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2001
                                         -----------------
                             (Thousands of Dollars)
                                    DONATIONS
                                    ---------
                                  ACCOUNT 426.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                               PURPOSE OF DONATION                AMOUNT
-----------------                                               -------------------                ------

AMERICAN LEGISLATIVE EXCHANGE COUNCIL                           SUPPORT OF PROGRAM                  7
AMERICAN RED CROSS DISASTER RELIEF                              CIVIC & CHARITABLE                  5
AMERICANS FOR BALANCED ENERGY CHOICES                           SUPPORT OF PROGRAM              2,000
ATLANTA PRESS CLUB, INC.                                        CIVIC & CHARITABLE                  3
AUBURN UNIVERSITY FOUNDATION                                    EDUCATIONAL MATCHING               11
BIRMINGHAM SOUTHERN COLLEGE                                     EDUCATIONAL MATCHING                3
BIRMINGHAM ZOO                                                  CIVIC & CHARITABLE                  3
BLACK ENTERPRISE GOLF AND TENNIS CHALLENGE                      CIVIC & CHARITABLE                 66
BOYS & GIRLS CLUBS OF AMERICA                                   CIVIC & CHARITABLE                 10
BUSINESS INSTITUTE FOR POLITICAL ANALYSIS                       SUPPORT OF PROGRAM                 10
CANCER RESEARCH FOUNDATION OF AMERICA                           SUPPORT OF PROGRAM                  5
CARE                                                            CIVIC & CHARITABLE                  5
CENTER STREET MIDDLE SCHOOL                                     CIVIC & CHARITABLE                  3
CONGRESSIONAL BLACK CAUCUS FOUNDATION                           CIVIC & CHARITABLE                 29
CONGRESSIONAL SPORTSMEN'S FOUNDATION                            SUPPORT OF PROGRAM                  6
COUNCIL ON ECONOMIC PRIORITIES                                  CIVIC & CHARITABLE                 10
DEMOCRATIC CONGRESSIONAL CAMPAIGN BUILDING FUND                 SUPPORT OF PROGRAM                 31
DEMOCRATIC LEADERSHIP COUNCIL                                   SUPPORT OF PROGRAM                 10
DEMOCRATIC NATIONAL COMMITTEE BUILDING FUND                     SUPPORT OF PROGRAM                 40
DEMOCRATIC SENATORIAL CAMPAIGN COMMITTEE BUILDING FUND          SUPPORT OF PROGRAM                 30
EDITORIAL INFORMATION NETWORK                                   CIVIC & CHARITABLE                 75
EISENHOWER CENTER BUILDING FUND                                 SUPPORT OF PROGRAM                 35
EMORY UNIVERSITY                                                EDUCATIONAL MATCHING                3
FLORIDA A&M UNIVERSITY FOUNDATION                               CIVIC & CHARITABLE                 10
FORD'S THEATRE SOCIETY                                          CIVIC & CHARITABLE                 15
FRIENDS OF CDC                                                  CIVIC & CHARITABLE                 10
GEORGIA INSTITUTE OF TECHNOLOGY                                 EDUCATIONAL MATCHING               24
GEORGIA STATE UNIVERSITY FOUNDATION                             CIVIC & CHARITABLE                100
GEORGIA STATE UNIVERSITY FOUNDATION                             EDUCATIONAL MATCHING                3
GLOBAL ENVIRONMENTAL MANAGEMENT                                 CIVIC & CHARITABLE                 19
HARVARD UNIVERSITY                                              CIVIC & CHARITABLE                 10
HORTON'S KIDS INC                                               CIVIC & CHARITABLE                  3
INDEPENDENT WOMEN'S FOUNDATION                                  CIVIC & CHARITABLE                 10
INROADS/BIRMINGHAM                                              CIVIC & CHARITABLE                 22
INROADS/MISSISSIPPI, INC.                                       CIVIC & CHARITABLE                  4
INSTITUTE OF INTERNAL AUDITORS                                  SUPPORT OF PROGRAM                  5
JACK AND JILL OF AMERICA-ATLANTA                                CIVIC & CHARITABLE                  3
KENNEDY CENTER                                                  CIVIC & CHARITABLE                  5
LOUISIANA ALIVE INC                                             SUPPORT OF PROGRAM                  6
MARCH OF DIMES BIRTH DEFECTS FOUNDATION                         SUPPORT OF PROGRAM                 15
METROPOLITAN ARTS COUNCIL                                       CIVIC & CHARITABLE                100
NATIONAL ASSOCIATION OF MANUFACTURERS                           SUPPORT OF PROGRAM                  4
NATIONAL MULTIPLE SCLEROSIS SOCIETY                             SUPPORT OF PROGRAM                  5




                                                                                                 30A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2001
                                         ----------------
                             (Thousands of Dollars)
                                    DONATIONS
                                    ---------
                                  ACCOUNT 426.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                                              PURPOSE OF DONATION                AMOUNT
-----------------                                                              -------------------                ------

NATIONAL REPUBLICAN CONGRESSIONAL CAMPAIGN BUILDING FUND                          SUPPORT OF PROGRAM                 50
NATIONAL REPUBLICAN SENATORIAL COMMITTEE BUILDING FUND                            SUPPORT OF PROGRAM                105
NATIONAL SOCIETY OF BLACK ENGINEERS                                               CIVIC & CHARITABLE                  4
NATIONAL WILD TURKEY FEDERATION                                                   SUPPORT OF PROGRAM                 13
NORTH AMERICAN ELECTRIC RELIABILITY COUNCIL                                       CIVIC & CHARITABLE                  7
NORTH CAROLINA A & T STATE UNIVERSITY                                             CIVIC & CHARITABLE                  5
NUEVA ESPERANZA, INC.                                                             CIVIC & CHARITABLE                 10
OBSERVE AND LEARN FROM NEW YORK                                                   CIVIC & CHARITABLE                  6
PGA TOUR INC                                                                      CIVIC & CHARITABLE                300
PRATTVILLE WATER BOARD                                                            CIVIC & CHARITABLE                 30
PRESIDENTIAL INAUGURAL COMMITTEE                                                  SUPPORT OF PROGRAM                100
SAMAB FOUNDATION                                                                  CIVIC & CHARITABLE                 20
SIMPSONWOOD GOLF CLASSIC                                                          CIVIC & CHARITABLE                 11
SMITHSONIAN INSTITUTION                                                           CIVIC & CHARITABLE                 25
SOUTHERN GOLF ASSOCIATION                                                         CIVIC & CHARITABLE                 15
SOUTHERN GOVERNORS' ASSOCIATION                                                   SUPPORT OF PROGRAM                  5
SOUTHERN STATES ENERGY BOARD                                                      SUPPORT OF PROGRAM                  3
SOUTHERN UNIVERSITY - SCHOOL OF ENGINEERING                                       CIVIC & CHARITABLE                 10
TASTE OF THE SOUTH                                                                SUPPORT OF PROGRAM                 25
TENNESSEE STATE UNIVERSITY                                                        CIVIC & CHARITABLE                 10
TENNESSEE TECHNOLOGICAL UNIVERSITY                                                CIVIC & CHARITABLE                  3
THE 2001 PRESIDENT'S DINNER BUILDING FUND                                         SUPPORT OF PROGRAM                100
THE 40TH ANNIVERSARY FREEDOM RIDES                                                CIVIC & CHARITABLE                  5
THE ARBY'S FOUNDATION                                                             CIVIC & CHARITABLE                  5
THE BAYOU JESTERS                                                                 SUPPORT OF PROGRAM                  5
THE CARTER CENTER                                                                 CIVIC & CHARITABLE                 89
THE CHORAL ARTS SOCIETY OF WASHINGTON                                             SUPPORT OF PROGRAM                 10
THE DELAY FOUNDATION GOLF INVITATIONAL                                            SUPPORT OF PROGRAM                  3
TUSKEGEE UNIVERSITY                                                               CIVIC & CHARITABLE                 10
TUSKEGEE UNIVERSITY (FASTREC PROGRAM)                                             SUPPORT OF PROGRAM                  5
UNITED NEGRO COLLEGE FUND INC                                                     CIVIC & CHARITABLE                  5
UNITED WAY OF CENTRAL BIRMINGHAM                                                  CIVIC & CHARITABLE                144
UNITED YOUTH-ADULT CONFERENCE                                                     CIVIC & CHARITABLE                  5
UNIVERSITY OF ALABAMA                                                             EDUCATIONAL MATCHING               13
WATERFALL COMMITTEE                                                               CIVIC & CHARITABLE                 18
WILDLIFE CONSERVATION SOCIETY                                                     CIVIC & CHARITABLE                 10
WOLF TRAP FOUNDATION FOR THE PERFORMING ARTS                                      SUPPORT OF PROGRAM                  5
ZOO ATLANTA                                                                       CIVIC & CHARITABLE                 35


61 Other Items (Less than $3,000)                                                 CIVIC & CHARITABLE               (111)
69 Other Items (Less than $3,000)                                                 EDUCATIONAL MATCHING               36
 8 Other Items (Less than $3,000)                                                 SUPPORT OF PROGRAM                 11
                                                                                                                  -----

         TOTAL                                                                                                    3,933
                                                                                                                  =====

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                  -------------------------------

                      For the Year Ended December 31, 2001
                                          -----------------

                             (Thousands of Dollars)

                                OTHER DEDUCTIONS
                                ----------------

                                  ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions",  classifying such expenses  according to their nature.


DESCRIPTION                  NAME OF PAYEE                AMOUNT
-----------                  -------------                ------



NOT APPLICABLE

                                                                            32
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                  ------------------------------

                      For the Year Ended December 31, 2001
                                          -----------------

                             (Thousands of Dollars)

                                 SCHEDULE XVIII
                                 --------------

                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:    The space below is provided for important notes
                 regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on Page 17


                                                                                                33
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                               ORGANIZATION CHART

                 Chairman, President and Chief Executive Officer
                                Southern Company

President                  Exec VP-              Exec VP-            Director       Exec. VP,             Exec VP &
Southern Co.               Chief                 External            Internal       CFO &                 General
Generation &               Marketing             Affairs             Auditing       Treasurer             Counsel
Energy Mkt.                Officer

VP SCS &                   VP Product            VP Corporate                       Sr. VP-               VP and Sr.
So. Power                  Management            Communication                      Comptroller           Counsel
CFO                                                                                 & CFO

Exec. VP                   VP Marketing          VP Govern-                         VP & Treasurer        VP & Assoc
Engineering &              Services              mental Affairs                                           General
Construction                                                                                              Counsel
Services                                                                                                  (3 Positions)

VP Fossil/Hydro            Director              VP Supply                          Assistant             Policy &
Eng., Procurement          Customer              Chain                              Treasurer             Planning
and Construction           Service               Management                         & Director            Director
                                                                                    Trust Finance

Sr. VP Research                                                                                           VP - Corporate
Environmental                                                                                             Secretary &
Affairs                                                                                                   Assoc General
                                                                                                          Counsel

Executive VP -                                                                                            Sr. VP - Chief
Generation                                                                                                Transmission
                                                                                                          Officer

Sr. VP Energy                                                                                             Sr. VP-
Marketing                                                                                                 Transmission
                                                                                                          Planning &
                                                                                                          Operations

VP Business                                                                                               VP Transmission
Development                                                                                               Planning,
Policy
                                                                                                          & Support

VP Fleet                                                                                                  Sr. VP - Chief
Operations                                                                                                Information
Officer
and Trading

VP Generation                                                                                             VP Computing
Planning and                                                                                              & Networking
Development                                                                                               Services

VP Fuel Services                                                                                          Sr. VP Human
                                                                                                          Resources

Exec. VP & Chief                                                                                          VP -
Compensation
Production                                                                                                and Benefits
Officer

VPs Senior                                                                                                VP - Employee
Production                                                                                                Relations &
Officers                                                                                                  Assoc. General
(5 Positions)                                                                                             Counsel

VP Power
Production

VP Technical
Services

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                  -------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

                              METHODS OF ALLOCATION
                              ---------------------

SCS uses statistics based on a single year with a one-year lag; therefore, 2001 allocations were based on 1999 statistics. In order to equitably allocate to Southern Power Company, a new operating affiliate that began operations in 2001, SCS used a projection of 2001 annualized statistics to calculate their relative distribution.

     1.     Load Basis
            ----------

            Each Client Operating Company, other than Southern Electric Generating Company (SEGCO), was charged that percentage of the total Service Company charges to be distributed by this method which its annual operating area territorial load and firm commitments are of the total annual operating area territorial load and firm commitments of Southern Company, defined as total energy generated plus energy received minus energy delivered plus firm wholesale commitments.

     2.     Customer Basis
            --------------

            Each Client Operating Company, other than SEGCO, was charged that percentage of the total Service Company charges to be distributed by this method which its number of customers is to the total number of customers of Southern Company, other than SEGCO.

     3.     Employee Basis
            --------------

            Each Client Company, other than SEGCO, was charged that percentage of the total Service Company charges to be distributed by this method which its number of employees is of the total number of employees of all Client Companies, other than SEGCO. Employee groups not benefiting from the services are not included in the allocation.

     4.     Financial Basis
            ---------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its average of the percentages of net fixed assets, operating expenses and operating revenue sources is to the total Client Company net fixed assets, operating expenses and operating revenue of Southern Company.

     5.     Fossil Fuel Generation Basis
            ----------------------------

            Each Client Operating Company was charged that percentage of the total Service Company charges to be distributed by this method which its generation from fossil fuel sources is to the total generation from fossil fuel sources of Southern Company.

     6.     Fossil and Hydro Capacity Basis
            -------------------------------

            Each Client Operating Company was charged the factor determined by dividing the total fossil and hydro generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil and hydro generating capacity for Southern Company.

     7.     Fossil Capacity Basis
            ---------------------

            Each Client Operating Company was charged the factor determined by dividing the total fossil generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil generating capacity for Southern Company.

                                                                           34A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2001
                                          -----------------

                              METHODS OF ALLOCATION
                              ---------------------


     8.     Insurance Premium Basis
            -----------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its applicable insurance premiums is to the total applicable insurance premiums of Southern Company.

     9.     Number of Vehicles Basis
            ------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of vehicles is to the total vehicles for Southern Company.

    10.     Salary Basis
            ------------

            Each client company was charged that percentage of the total Service Company charges to be distributed by this method which its amount of historical SCS billed labor is to the total SCS billed historical labor of all applicable companies. In addition, overhead charges are allocated to the applicable companies based on actual labor charges in the current period.

    11.     Capitalization (Southern System Basis)
            --------------------------------------

            Each Client Company was charged for the charges to be distributed by this method in the ratio of such Client Company's total domestic capitalization to the sum of the total domestic capitalization of all Client Companies.

    12.     Personal Computers Basis
            -----------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of PCs is to the total PCs for Southern Company.

    13.     Number of Officers and Directors
            --------------------------------

            Each Client Company was charged that percentage of the total Service Company charges to be distributed by this method which its number of defined officers and directors is to the total for Southern Company.

    14.     Market-Based Equity
            -------------------

            Each Client Company was charged in the ratio of such company's total book equity, adjusted to fair market value, to the sum of the total market-based equity of all Client Companies.

    15.     System Aircraft
            ---------------

            Passengers on system aircraft were charged a rate based on comparable, non-discounted commercial fares for the itinerary flown. Residual expenses not billed to client companies through the commercial fares were allocated to all associate companies as an availability fee based on the number of executives at each company.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2001
                                         -----------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
           ----------------------------------------------------------


The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2001:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Company Services is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Company Services does not bill its associate client companies for compensation of equity capital.

In 2001, Southern Company Services initiated a short-term borrowing exclusively from The Southern Company; other outside banking institutions was not used. The interest rate on this borrowing was 6.60753%. Interest in the amount of $1,137.96 was accrued on the Southern Company borrowing and was billed to the client companies.

As of December 31, 2001, Southern Company Services had long-term debt outstanding from various institutions in the amount of $52,696,914.21. The interest rates on these borrowings ranged from 7.25% to 9.75%. Interest of $4,620,991.63 was accrued and billed to the client companies.

In addition, during 2001, Southern Company Services incurred other interest of $3,179,421.08 related to Transmission Access deposits and $30,983.37 related to Miscellaneous Expenses.

All interest was billed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts. The interest on total service company indebtedness was billed to the associate and nonassociate companies as follows:

         The Southern Company                                  $  504,349.64
         Alabama Power Company                                  1,945,052.71
         Georgia Power Company                                  2,943,192.78
         Gulf Power Company                                       442,592.30
         Mississippi Power Company                                445,465.43
         Savannah Electric & Power Company                        137,794.33
         Southern Electric Generating Company                      42,069.24
         Southern  Nuclear Operating Company, Inc.                856,520.18
         Southern Company Energy Solutions, LLC                    39,802.66
         SE Finance Capital Corporation                            18,422.12
         Southern Management Development                           27,261.06
         Southern Communications Services, Inc.                    45,006.45
         Southern Electric Railroad Company                         3,707.05
         Southern Power Company                                    98,331.11
         Southern Telecom Inc.                                     20,032.65
         Mirant, Inc.                                              44,938.77
         Nonassociate                                             217,995.56
                                                               -------------
                                                               $7,832,534.04
                                                               =============

                                                                        36
                                SIGNATURE CLAUSE

                   Pursuant to the requirements of the Public
                Utility Holding Company Act of 1935 and the rules
                 and regulations of the Securities and Exchange
                  Commission issued thereunder, the undersigned
               company has duly caused this report to be signed on
                 its behalf by the undersigned officer thereunto
                                duly authorized.

                          Southern Company Services, Inc.
                          -------------------------------
                          (Name of Reporting Company)


                          By:/s/W. Dean Hudson
                            --------------------
                           (Signature of Signing Officer)


                        W. Dean Hudson, Senior Vice President, Comptroller
                              and Chief Financial Officer
                        (Printed Name and Title of Signing Officer)


               Date:        April 24, 2002